Letter from the Chairman	2

Upstream	4

Midstream	11

Downstream	16

The Environment and Community Relations	18

Management Discussion and Analysis	20

Financials	57

Glossary of Terms	111

Notes	109

Corporate Directory	112

INTEROIL IS COMMITTED TO DEVELOPING AN INTEGRATED ENERGY COMPANY IN AUSTRALASIA, FOCUSING ON NICHE MARKET OPPORTUNITIES WHICH PROVIDE FINANCIAL REWARDS FOR INTEROIL SHAREHOLDERS, WHILE BEING ENVIRONMENTALLY RESPONSIBLE, PROVIDING A QUALITY WORKING ENVIRONMENT, AND CONTRIBUTING VALUE TO THE COMMUNITIES IN WHICH INTEROIL OPERATES

For definition of terms used throughout the Annual Report please refer to the Glossary of Terms at the back of this report. All monetary numbers in this report are expressed in United States dollars unless otherwise specified.

InterOil Annual Report 1

Dear Shareholders:

We have continued to make progress on our primary long-term goals, which are; 1) Enhancing profitability in our downstream and refinery operations, 2) Establishing material gas reserves, and 3) Developing the project for the supply, liquefaction and sale of liquid natural gas (LNG) in Papua New Guinea. To that end, we are pleased to report that during the past year:

• We entered into an agreement with Merrill Lynch and Pacific LNG Operations governing the terms of our relationship with those parties in the development of our LNG project.

• Progress was made with the PNG Government to improve the regulatory template governing our refinery, including in particular the pricing of our refined products in PNG. Interim arrangements in place since December 1, 2007 have noticeably improved our refinery’s profitability.

• While not a commercial success, results obtained from the testing of the Elk-2 well enhanced our knowledge, and helped further define the size and potential of the targeted limestone in the Elk/Antelope structure.

• We completed a significant seismic program over the Elk/Antelope structure which has vastly improved our understanding of it, indicating the structure to be volumetrically larger than previously thought and having reef potential, which, if correct, increases the structure’s potential gas storage volume.

• We spudded the Elk-4 well on November 15, 2007.

In a very exciting development, as this report is going to press, we penetrated the Antelope limestone in the Elk-4 well with a flow of gas and gas condensates to the surface. Testing now being undertaken will establish the magnitude of this find but it is certainly encouraging our belief that the Elk/Antelope structure has the potential to underpin our onshore LNG project. We are concentrating our efforts towards establishing gas resources and reserves, initially through completion of the Elk-4 and Antelope wells, which will enable activity on the LNG project to accelerate.

We have been constantly building upon the refinery optimization program we undertook during 2006 with a range of operational improvements complementing the capital equipment works previously undertaken. While our work with the PNG government to revise the commercial terms under which we operate is critical for the refinery’s profitable future, we are continuing to look at ways with which we may continue to operate more efficiently and effectively in a dynamic market environment.

Another major achievement and challenge in 2007 was closing the purchase of Shell’s Papua New Guinea downstream asset portfolio and integrating it with our existing wholesale and retail distribution business. The Shell business was a considerably larger operation than our pre-acquisition downstream distribution business, with annualized revenues twice our pre-acquisition sales. Our downstream business is now the largest distributor of refined products in Papua New Guinea. The integration of the downstream business has been a significant effort and presented a number of challenges to us, notably in making sure that our systems and controls remain robust and effective. We are well on the path to consolidating our downstream distribution operations into an efficient, growth-oriented and profitable business that will continue to deliver a high level of service to our customers in Papua New Guinea.

2 InterOil Annual Report

We anticipate that 2008 will be one of the most exciting periods in our company’s history. As well as appraisal work to establish gas resources on the basis of our discoveries to date, further exploration and seismic investigations are planned to enhance the potential gas supply for the LNG project and to locate a potential oil supply from which to feed the refinery. We will continue to look to develop relationships with potential farm-in partners to accelerate our exploration and appraisal program on selective prospects within our extensive acreage holdings.

Both the refinery and downstream businesses will continue to target volume growth and improved efficiencies and, in the event that our discussions with the PNG Government continue as constructively as they have in the past months, we believe that these businesses are on a sound footing to operate profitably. We will of course continue to look for niche strategic ways to grow these businesses on a profitable basis.

We are pleased with the development of InterOil’s strategic position and confident of our prospects.

Phil E Mulacek

Chairman and Chief Executive Officer

InterOil Annual Report 3

EXPLORATION AND PRODUCTION

Summary of Oil & Gas Licenses

We currently have interests in four Petroleum Prospecting Licenses (PPL) and two Petroleum Retention Licenses (PRL) in Papua New Guinea covering approximately 9 million gross acres, of which approximately 8.2 million net acres are operated by InterOil. PPL’s 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. PRL’s 4 and 5 are located in the highlands near the western border of the country. As detailed in the map, all of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore Papua New Guinea in the Gulf of Papua.

The following table summarizes our interests and the details of discovery wells that have been drilled on acreage currently held by InterOil:

License	Location	Operator	InterOil Working Interest	Acreage Gross	Acreage Net	Discovery Wells	Date Drilled	Result
PPL 236	Onshore	InterOil	100.00%	2,244,449	2,244,449	None
PPL 237	Onshore	InterOil	100.00%	1,618,534	1,618,534	Bwata-1 Puri-1	1959 1959	Gas/CondensateOil
PPL 238	Onshore	InterOil	100.00%	4,168,651	4,168,651	Elk-1	2006	Gas/Condensate
PPL 244	Offshore	Talisman	15.00%	675,400	101,310	None
PRL 4	Onshore	Austral	43.13%	84,411	36,406	Stanley-1	1999	Gas/Condensate
PRL 5	Onshore	Santos	28.56%	189,850	54,221	Elevala-1 Ketu-1	1990 1991	Gas/Condensate Gas/Condensate
Total				8,981,295	8,223,571

4 InterOil Annual Report

Petroleum License Details

Net Working Interests in Discoveries on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)

The Operated Exploration Licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are registered as 100% owned by InterOil. However, our 100% interest is subject to investor elections to earn a working interest in any discoveries. The government of Papua New Guinea also has the right to acquire a 22.5% interest in any discovery, by contributing their share of finding and development costs. The table below sets forth the potential dilution of our and our partners’ working interests in a discovery in the event that the government of Papua New Guinea exercises its right to acquire its allocated interest in a discovery.

Participant	Working interests in a discovery *	If PNG Government participates
InterOil Corporation	68.45%	53.05%
IPWI Investors	24.80%	19.22%
PNG Drilling Ventures	6.75%	5.23%
Government of Papua New Guinea	0.00%	22.50%
Total	100.00%	100.00%

* These interests assume all partners elect to participate and novation can only occur after a Petroleum Development License is granted (see description of PDL on page 7).

Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPL 238, where we have made the Elk gas discovery in 2006.

Petroleum Prospecting License 236

We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it has limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.

Petroleum Prospecting License 237

We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license. In 2007, 28 miles (44 kilometers) of the 144 mile (230 kilometers) Elk appraisal 2D seismic program were acquired over PPL 237.

Petroleum Prospecting License 238

We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests, and are the operator of the license. This license was granted to us on March 7, 2003.

Petroleum Prospecting License 244

We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005 for a six year term ending February 25, 2011. This license is located offshore Papua New Guinea in the Gulf of Papua.

Petroleum Retention License 4

We have a 43.13% working interest in PRL 4 at December 31, 2007. Austral Pacific Energy Limited was the operator of this license at December 31, 2007. This license was first granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005. On August 14, 2007 we received approval of this extension request and so the License is valid until August 31, 2010. Due to the late approval of this extension request an application has been made for the date of the commencement of the second five year term to be effective September 1, 2007. We are currently awaiting a reply to this request. This license is located in western Papua New Guinea and contains the Stanley-1 gas discovery well.

InterOil Annual Report 5

Petroleum Retention License 5

We have a 28.576% working interest in PRL 5 at December 31, 2007. Santos Niugini Exploration Pty Limited is the operator of this license. This license was granted to us on February 15, 2000 and was renewed for an additional five year term on February 15, 2005. This license is located in western Papua New Guinea and contains the Elevala and Ketu gas discovery wells. The map shows the positions of both PRL 4 and PRL 5 and the location of the three discovery wells. These licenses are in the extreme western Papua New Guinea, adjacent to the border with West Papua, which is a province of Indonesia.

Operated License Commitments, Terms, Expiry and Re-Application

In January 2007, we submitted our proposed work program to the Department of Petroleum & Energy (‘DPE’) of the Papua New Guinea government, detailing work commitments on the Operated Exploration Licenses totaling $20.0 million in their final two year term (see table below). At December 31, 2007 we had satisfied the License commitment on PPL 238 by drilling Elk-2. Although we have spent $3.8 million on acquiring seismic over PPL 237 in 2007, we are also required to drill a commitment well on PPL 237 before March 23, 2009. There was no exploration activity in PPL 236 during 2007 and as such will request a deferral of the PPL 236 commitment well to the second term, recognizing that our focus is on PPL 238 and PPL 237.

We will apply for the re-issuance of the Operated Exploration Licenses for a second six year term. The normal process is to identify and retain the most prospective 50% of the license and relinquish the least prospective 50%.

In 2007, we received the DPE’s approval for the continuance of the Operated Exploration Licenses until their expiry in March 2009, at the end of the primary six year term as follows:

License	Commitment	License Issued	Initial Term	License Expiry
PPL 236	$4.0	March 28, 2003	6 years	March 27, 2009
PPL 237	$6.0	March 28, 2003	6 years	March 27, 2009
PPL 238	$10.0	March 7, 2003	6 years	March 6, 2009

6 InterOil Annual Report

Petroleum Retention License (‘PRL’)

PRL’s may be granted to licensees of PPL’s in which hydrocarbons have been discovered, to permit time for the licensee to develop commercialization alternatives for the discoveries. PRL’s 4 and 5 were carved out of PPL 157 as a result of the Stanley, Elevala and Ketu gas discoveries. We participated directly in drilling Stanley, but Elevala and Ketu were drilled by the licensees from whom we acquired our working interest in PPL 157 prior to our entering into the license. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.

Petroleum Development License (‘PDL’)

Contingent upon the successful delineation of sufficient gas to meet the LNG project threshold, an application for a PDL, will be made. The PDL will comprise blocks excised from PPL 238, and potentially PPL 237, which contain hydrocarbons, or are required for infrastructure, such as processing facilities and pipelines.

Preliminary social mapping has been undertaken to identify and clearly document the landowners, who may have valid claims to the surface rights in the PDL area. This early focus on social mapping is important in Papua New Guinea as over 97% of the land area is held traditionally and no formal land title system exists. As such, it is important that the social mapping studies are completed early to identify the rightful owners and all stake holders within the development area.

The DPE will review the PDL applications and an initial development plan and award a PDL. Once a PDL is issued, the acreage is held, subject to periodic review, for the term of the project. It is at this stage that the partners and government of Papua New Guinea would be novated on the Papua New Guinea Petroleum register as equity partners on the license.

Exploration Activities – 2007

We are currently engaged in an eight well exploration program covering PPL’s 236, 237 and 238 that commenced in April 2005.

Elk-1 Well

No activity occurred at the Elk-1 well site during 2007. The Elk-1 well is located in PPL 238.

Elk-2 Drilling and Testing

We spudded the Elk-2 well on February 9, 2007. The Elk-2 well is located 2.9 miles (4.7 kilometers) north of the 2006 Elk-1 discovery well on PPL 238. The Elk-2 well was the first well to help us delineate the extent of the Elk structure. On August 18, 2007, we reached the final total depth at Elk-2 of 10,922 feet (3,329 meters).

The Elk-2 well has been suspended pending a decision on whether to drill a side-track.

Elk Appraisal Seismic

InterOil Annual Report 7

During 2007, a seismic program was initiated to further appraise and delineate the Elk structure and to test a gravity anomaly known as Bighorn, to the southeast of Elk. Previously, InterOil relied on a ‘boutique’ style of seismic acquisition whereby the seismic crew was contracted directly to InterOil and managed by InterOil. We contracted the technical services of CGGVeritas to undertake the 2D Elk seismic appraisal program. CGGVeritas has previous operating experience in Papua New Guinea and is one of the largest and most technologically advanced seismic acquisition contractors in the industry today.

Prior to recording the first production line of the seismic program an extensive field parameter testing program was conducted to test various survey configurations modeled to substantially improve data quality compared to previous acquisition in the area. A series of parameters, including deeper shot holes, was selected for the 2007 seismic program.

The seismic program was completed in mid-October 2007. We acquired 12 lines totaling 144 miles (230 kilometers). Of this, 28 miles (44 kilometers) was over PPL 237 and remaining 116 miles (186 kilometers) over PPL 238. Final processing of the additional 12 lines of Elk Appraisal Seismic was completed in early December 2007.

We believe the results of the seismic interpretation to date indicate that:

•	The Elk structure extends further to the south than previously projected.

•	A major fault separates the southern portion of the Elk structure into a different structure that we have named Antelope.

•	A reef structure exists on the Antelope structure.

Elk-4 Drilling

We spudded Elk-4 well, our second Elk appraisal well on November 15, 2007. This well is planned as an 8,125 feet (2,500 meter) test of the Elk/Antelope structures and is located 0.9 miles (1.5 kilometers) south of Elk-1. Although this is our third Elk well, this well was named Elk-4, as the Elk-3 designation was reserved for the planned side track of Elk-2, which has been deferred. At December 31, 2007 we had reached a depth of 2,730 feet (830 meters). On March 4, 2008 we reached a depth of 6,580 feet (2,000 meters).

Antelope-1 Well

The Antelope-1 drill site is located 2.5 miles (4 Kilometers) south of Elk-1 on PPL 238 and the drill site and camp construction was substantially complete at December 31, 2007. Although efforts were made to secure a second rig to drill Antelope-1 at the same time as InterOil Rig #2 drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment. Therefore when InterOil Rig #2 completes the drilling and testing of Elk-4, it will be transported by helicopter to the new location to drill Antelope-1.

Antelope-1 will target the limestone reef at approximately 1,700 meters depth with a total projected depth of approximately 2,500 meters.

PRL 4 – Operated By Austral Pacific Energy Limited

•	During fourth quarter of 2007, we participated in a non - operated, 26 mile (43 km) 2D seismic program over the Stanley gas/condensate discovery in PRL 4.

•
The joint venture has engaged in negotiations to provide gas to an electrical power generation company. However, to complete this transaction, suitable gas composition and well deliverability are required. The PRL 4 partners are planning a re-entry and production test of the Stanley-1 discovery well, to validate the resource.

8 InterOil Annual Report

•	In February 2008, Austral Pacific resigned as operator of PRL 4 and InterOil was elected the new operator, effective as of March 3, 2008.

PRL 5 – Operated By Santos Niugini Exploration Pty Limited

During 2007, seismic re-processing was undertaken and the operator is proposing to drill Elevala-2 in 2008.

PPL 244 – Operated By Talisman

The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.

Oil and Gas Wells

We did not have an interest in any producing oil wells or producing gas wells as of December 31, 2007. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2007.

Working Interest in Non Producing Gas Wells

Location	Gross	Net
Papua New Guinea	5	3

Properties with No Attributed Reserves

All of our properties are unproved properties, and are located in Papua New Guinea. The following table sets out our undeveloped land holdings as of December 31, 2007.

Undeveloped Acres

Location	Gross	Net
Papua New Guinea	8,981,295	8,223,571

Abandonment and Reclamation

Our abandonment and reclamation costs for all of our current licensesasatDecember31,2007areestimatedtobe$100,000. These costs mainly relate to the rehabilitation of the 100% owned staging camp site on our PPL 238 license and are based on the costs we have incurred rehabilitating similar sites.

Costs Incurred

For the year ended December 31, 2007, the only capital expenditures made were approximately $22.0 million on exploration costs and approximately $44.5 million on appraisal and testing for a total of approximately $66.5 million.

Tax Horizon

Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.

Exploration and Development Activities

The following table sets out the results of our exploration activities during 2007.

Undeveloped Wells

Type	Gross	Net
Oil	—	—
Gas	1	0.68
Service	—	—
Dry	—	—
Total	1	0.68

Indirect Participation Agreements

•
In February 2005,we entered into anagreement with institutional accredited investors in which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPL’s 236, 237 and 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future appraisal and development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and 90 days after the drilling of the eighth exploration well, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares. During the year ended December 31, 2007, one of the investors converted its 0.2% interest into 26,667 shares. The remaining 24.8% of indirect participation interest may be converted into a maximum of 3,306,667 shares.

InterOil Annual Report 9

•
In May 2003, we entered into an indirect participation agreement with PNG Drilling Ventures Limited('PNGDV').
In May 2006, we amended the terms of this indirect participation interest agreement. Under the amendment, PNGDV converted its remaining balance into InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of which is Elk-1). As with the indirect participation interest, when we choose to test or complete any of these wells, these investors have the right to a 6.75% working interest by paying their share of the costs. PNGDV also has the right to participate in the 16 wells that follow the initial four wells up to an interest of 5.75%. The cost of participation in the additional 16 wells is $112,500 per 1% per well, subject to target depths and expected expenditure.

•
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to a 4.25% interest in wells nine to 24. In order to receive this interest, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

Strategic Priorities

Table outlining the upstream segments progress towards our strategic priorities and goals for 2008.

Strategic Priorities		2007 Progress		2008 Goals
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	• •
InterOil acquired approximately 144 miles (230 kilometers) of appraisal seismic over Elk, Antelope and Bighorn prospects using CGGVeritas as the contractor.
Austral Pacific acquired approximately 28 miles (43 kilometers) of appraisal seismic over the Stanley prospect on PRL 4 where InterOil’s share is 43.13%
• • • •
Evaluate productive potential of the Stanley-1 gas discovery in PRL 4.
Drill Elevala-2 appraisal well in PRL 5
Complete evaluation of prospectivity of PPL 244.
Participate in the Papua New Guinea offshore bid round.

Position InterOil for Long-Term Oil and Gas Business Success	• • •	Obtained further information about Elk and Antelope structure by drilling Elk-2 appraisal well Commenced drilling of Elk-4 appraisal well Prepared Antelope-1 rig site for drilling in 2008	•	Continue to drill development wells in the Elk/Antelope prospect which will underpin the LNG Project.

10 InterOil Annual Report

REFINING

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Under our 30 year agreement with the government of Papua New Guinea, which expires in 2035, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price (or IPP). (See under the heading ‘Marketing’ for a further discussion of Import Parity Price). Our refinery’s output is sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be and is being sold as fuel and is valued by more complex refineries as cracker feedstock.

Refinery Optimization

We completed an optimization program at our refinery in the second half of 2006, which has resulted in an improvement in the production slate and in particular, an improvement in the quantity of higher value refined products as a percentage of total products produced. The program included the study of methods by which we could reduce our exposure to low margin product sales and improve the efficiency of fuel firing and power generation at the refinery. A part of this program included the acquisition and installation of a new set of three Hyundai generators, each with an output capacity of 1.5 megawatts. These new generators are powered by the low sulfur waxy residue produced at our refinery.

As discussed under ‘Crude Supply and Throughput’ we have evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. We will continue to evaluate alternative crudes. At present, there are several crude feedstocks that allow us to achieve our target production slate.

Facilities and Major Subcontractors

Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and can accommodate 12,000 to 110,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.

Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery until October 31, 2006, when we assumed operation of the refinery and terminated the Petrofac contract. We assumed direct management of the refinery so as to better control the costs and performance of the facility.

InterOil Annual Report 11

Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS, which is an ISO 9000 quality management system accredited company. The laboratory received Australian National Association of Testing Authorities (“NATA”) accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.

Crude Supply and Throughput

In December 2001, we entered into an agreement with BP Singapore Pte Limited for the supply of crude feedstocks to our refinery. This agreement continues until June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery.

During 2007, four different crude feedstocks (compared to five in 2006 and eight in 2005) were processed as part of our crude optimization program initiated to improve our refining margins. We will continue to review alternative light sweet crudes that may provide improved margins for our refinery’s product slate. As a means of maximizing distillate yields, we also processed combinations of blended crude and pure (100% of a single crude) cargoes. During each of 2007 and 2006, our refinery processed nine crude cargoes versus eleven in 2005. The total number of barrels processed at our refinery for 2007 was 5.77 million.

Marketing

Papua New Guinea is our principal market for all the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an Import Parity Price. In general, the Import Parity Price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the Import Parity Price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity pricing mechanism was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery. Commencing on November 30, 2007, the formula for calculating the import parity price has been revised on an interim basis. We believe the revised import parity pricing mechanism better reflects regional crude and product price movements on a timely basis. This interim pricing formula has been put in place pending an independent review of the pricing formula under the agreement. The interim arrangements are currently in place until March 31, 2008. However, the arrangements have previously been extended and a further extension is expected to be required while the independent review is continuing.

The major export product from our refinery is naphtha, which is sold to Shell on a term basis pursuant to a contract that expires in September 2008. During 2007, there were five export cargoes of naphtha averaging approximately 260,000 barrels each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline or middle distillates in 2007 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other Pacific Island markets where our products meet the quality specifications.

Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines.

12 InterOil Annual Report

Until the conversion of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of LPG. With the installation of the low sulfur waxy residue firing generators, heaters and boilers, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are now a net producer of LPG. In 2007, we entered into arrangements with Origin Energy LPG Limited to meet local market demand for LPG.

Competition

Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crude types. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.

We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the import parity pricing structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading ‘Marketing’. We do not envisage any new entrants into the refining business within Papua New Guinea under current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.

Trading and Risk Management

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a delay between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.

Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products will take place after the crude feedstock is discharged and processed. This timing difference impacts the difference between the cost of our crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of therefined products and the acquisition price of our crude feedstocks contracts are reduced after we employ the derivative. In the alternative, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.

InterOil Annual Report 13

The derivative instrument which we generally use is the over-the-counter swap. Swap transactions are executed between counterparties in the derivatives swaps market. Derivative swaps are commonly used by major refiners and trading companies to hedge their price exposures and margins. Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. When using these tools, we actively engage in hedging activities to lock in margins. When there is insufficient liquidity in the crude swaps market, we use alternative derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.

We plan to continue with our hedging and risk management program in 2008, and we plan to continue to evaluate new approaches to enhance our hedging arrangement and margin protection.

Strategic Priorities

Following is a table outlining the midstream segment’s progress in 2007 and its goals for 2008.

Strategic Priorities	2007 Progress	2008 Goals
Capitalize and Expand on the Existing Business Assets	• Completed refinery optimization project to improve product slate, improve reliability and reduce fuel costs.	• Evaluate feasibility of improvements, modifications and additional equipment to improve profitability of the refinery.

• Completed InterOil Power Fuel testing project at Moitaka power station. (The downstream business won a tender to provide IPF to Moitaka supplied out of the refinery).
• Continued with crude optimization initiatives.
• Entered into discussions with a significant potential customer for InterOil Power Fuel.
• Secured new bunkering business with a view to establishing a significant ongoing relationship.
• Reduction in refinery fixed costs. 2007 cost of production was $2.53, which is a reduction of $0.93 a barrel over 2006 (based on similar throughput).
• Continue to explore potential markets for InterOil Power Fuel. • Seek profitable distillate export opportunities. • Continue to target reductions in our operating costs.

Target Acquisitions and Growth Opportunities in Papua New Guinea	• Consultation with key stakeholders to discuss ways to stimulate local demand from the refinery.	• Achieve growth in local demand for product from the refinery.

Position InterOil for Long-Term Oil and Gas Business Success
• Improved refinery EBITDA to approximately $18.4 million for 2007 (from negative EBITDA of $2.6 million in 2006).
• Worked with the government of Papua New Guinea to review the ‘Import Parity Pricing’ formula in place in Papua New Guinea. An interim agreement was reached and put in place while a continuing review is being undertaken.

• Continue to improve refinery EBITDA.
• Conclude review and finalize a revised import parity price formula for sales of refined products from our midstream business, better reflecting regional crude price movements.

14 InterOil Annual Report

LIQUEFACTION

During 2006, InterOil proposed the construction of an LNG plant that we expect to build adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.

On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the parties to the shareholders’ agreement.

As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority Board resolution.

We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of our contribution to the LNG Project. Our contribution to the Joint Venture Company includes, among other things, infrastructure developed by us near the proposed LNG site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. InterOil, Merrill Lynch and Pacific LNG will contribute cash into the Joint Venture Company in response to cash calls. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other joint venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As of December 31, 2007, InterOil held 90.72% shareholding in the joint venture.

Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have provided a total of $40.0 million to fund cash costs incurred through Front End Engineering and Design (“FEED”) phase until the Final Investment Decision (“FID”) milestone is achieved. The shareholders’ agreement provides that the FID recommendation will be approved when all of the joint venture partners agree that each and all of the following steps have been completed.

(i)	conclusion of FEED for certain (phase 1) facilities;
(ii)	execution of the major project contracts;
(iii)	approval of the construction plan and budget;
(iv)	approval of the financing plan; and
(v)	receipt of each material governmental approval required for the project.

Strategic Priorities

Following is a table outlining the midstream (liquefaction) segment’s progress in 2007 and its goals for 2008.

Strategic Priorities	2007 Progress	2008 Goals
Target Acquisitions and Growth Opportunities in Papua New Guinea	• Progressed discussions for LNG opportunity in Papua New Guinea with government and other potential partners. • Signed Shareholders’ Agreement relating to the proposed LNG plant.	• Complete basis of design and commence front end engineering design. • Execute the project agreement relating to the proposed LNG plant with the Papua New Guinea government.

InterOil Annual Report 15

WHOLESALE AND RETAIL DISTRIBUTION

Following the closing of the transaction to acquire Shell’s Papua New Guinea distribution assets in October 2006, we have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, and the wholesaling and retailing of refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers. As of December 31, 2007, we supplied between 60 and 65% of Papua New Guinea’s total refined petroleum product needs.

In 2007, the head office for our wholesale and retail distribution business was consolidated in Port Moresby.

Supply of Products

Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery. We import commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.

Refined products fro our refinery are distributed to distribution terminals and depots by either charter tankers or by road tankers. The use of charter vessels is an industry initiative where InterOil is responsible for the scheduling of all deliveries to the petroleum industry in Papua New Guinea. Our inland depots are supplied by road tankers which are owned and operated by third party independent transport operators.

Our terminal and depot network distributes refined petroleum products to retail service stations and commercial customers. We do not own any of these shipping or trucking distribution assets. We pass these transportation costs through to our customers.

Retail Distribution

As of December 31, 2007, we supplied petroleum products to 49 retail service stations that now operate under the InterOil brand name. Of the 49 service stations that we supply, 35 are either owned by or leased to us with a sublease to company approved operators. The remaining 14 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

Wholesale Distribution

In addition to our retail distribution network, we also supply petroleum products as a wholesaler to commercial clients and also operate 12 aviation refueling stations throughout Papua New Guinea. In 2007, we acquired 3 additional aviation fuelling depots in 3 provinces in which we already operate in, thus making us the largest aviation supplier outside the Port Moresby center. We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We are currently reviewing terminal and depot assets after the Shell acquisition with a view to closing or divesting duplicate assets. As of the end of 2007, we had ceased selling product from six depots and these depots are either being used as storage sites or will be dismantled in 2008.

16 InterOil Annual Report

We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2007 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.

Competition

Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea fuel distribution market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could expand much more rapidly in this market than we can.

Customers

We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited in Papua New Guinea pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to Ok Tedi Mining Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.

Strategic Priorities

Following is a table outlining the downstream segment’s progress in 2007 and its goals for 2008.

Strategic Priorities	2007 Progress	2008 Initiatives
Capitalize on and Expand on the Existing Business Assets
•  Restructured our downstream operations to integrate the historical assets and Shell assets acquired during fourth quarter of 2006. Operations were integrated under one fuel distribution system.
•  Continued to secure new contracts for the supply of InterOil Power Fuel in the local market.
• Evaluate possible benefits eliminating duplicate distribution of assets. • Continue to target reductions in our operating costs.
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	• Acquired 3 additional aviation fuelling depots in 3 provinces. • Examined other potential downstream growth opportunities.	• Continue to pursue opportunities to purchase a business or assets in the business of distributing fuel to the aviation sector.

InterOil Annual Report 17

Environmental Protection

Our operations in Papua New Guinea are subject to an environmental law regime which provides for laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.

These environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).

The Environment Act 2000 is the single most significant legislation affecting our operations. This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.

Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.

We have outstanding loans with the Overseas Private Investment Corporation (“OPIC”), an agency of the United States Government. OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC’s judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country. For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards.

18 InterOil Annual Report

OPIC systematically monitors compliance with environmental representations and noncompliance may constitute a default under loan agreements.

Recent scientific studies have suggested that man-made emissions of certain gases, commonly referred to as “green-house gases” and including carbon dioxide and methane, may be contributing to the warming of the atmosphere resulting in climate change. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas where we conduct business could adversely affect our operations and the demand for hydrocarbon products generally. The impact of such future programs cannot be predicted, but we do not expect our operations to be affected any differently than other similarly situated competitors.

Environmental and Social Policies

We have not adopted any specific social or environmental policies that are fundamental to our operations. However, we are committed to working closely with the communities we operate in and to comply with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.

We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account. In relation to our midstream business, we have developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery. In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks. These include land owner identification studies, social mapping management, local recruitment, liaising with landowners, recording compensation payments to land owners and assisting in the provision of health and medical services in the areas in which our exploration activities are conducted. Generally, we work closely with government, landowners and the community in order to ensure that all our activities have a minimum environmental impact and to at least maintain, and generally improve, the quality of life of the people inhabiting the areas in which we work.

During 2007, we implemented a monthly Corporate Health, Safety and Environment (HSE) Committee with meetings attended by representatives from all business units and chaired by one of the Company’s executive directors. This Committee is charged with establishing, implementing and monitoring policies, standards and procedures. During 2007, a number of key Occupational, Health, Safety and Environmental audits were carried out. Our Board of Directors receives the reports of the Committee, approves significant policies, is advised of any contraventions and receives updates on trends, issues or events which may have a significant impact on the Company.

InterOil Annual Report 19

LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results there from, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	the inherent uncertainty of oil and gas exploration activities;
•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;
•	the availability of crude feedstock at economic rates;
•	uncertainty in our ability to attract capital;
•	refinancing risk;
•	interest rate risk;
•	general economic conditions and illiquidity in the credit markets;
•	the recruitment and retention of qualified personnel;
•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;
•	our ability to finance the development of our LNG facility;
•	our ability to timely construct and commission our LNG facility;
•	political, legal and economic risks in Papua New Guinea;
•	our ability to renew our petroleum licenses;
•	landowner claims;
•	the uncertainty in being successful in pending lawsuits and other proceedings;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	the inability of our refinery to operate at full capacity;
•	difficulties in marketing our refinery’s output;
•	exposure to certain uninsured risks stemming from our refining operations;
•	weather conditions and unforeseen operating hazards;
•	losses from our hedging activities;
•	the impact of competition;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products; and
•	fluctuations in currency exchange rates.

20 InterOil Annual Report

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in the AIF.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

We currently have no production reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

INDUSTRY TRENDS

Competitive Environment and Regulated Pricing

InterOil is currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which terminates in 2035. The government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price (IPP). The basis of calculating the IPP price was revised on November 30, 2007 by an interim agreement which more closely mirrors changes in the costs of crude feedstocks than the previous pricing formula. A final agreement on the revised IPP formula is expected to be reached upon completion of an independent review which is to be conducted by a jointly appointed industry expert. The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission (ICCC).

InterOil is a significant participant in the retail and wholesale distribution business in Papua New Guinea which was built from BP’s Papua New Guinea distribution assets. The acquisition of the Shell’s Papua New Guinea distribution assets was effected on October 1, 2006. InterOil’s major competitor in the distribution segment is Mobil whom InterOil believes controls approximately a quarter of the Papua New Guinea retail market. The ICCC regulates the maximum margins that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.

Interest Rates

The LIBOR USD overnight rate is the benchmark floating rate used in our midstream working capital facility and therefore accounts for a significant amount of the Company’s interest rate exposure.

The LIBOR USD overnight rate has decreased from around 5.3% to around 4.3% during 2007 in line with the underlying Federal Reserve rate cuts. Any rate increases add additional cost to financing our crude cargoes whereas any rate decreases reduce the cost to finance crude cargoes. In 2008, InterOil believes that underlying interest rates will be more likely to fall, though volatility in LIBOR rates may remain a significant factor.

InterOil Annual Report 21

Skill and Resource Scarcity

Although all key positions with the Company are filled, we have generally been faced with a shortage of skilled labor to work in our business. Our success depends in large part on the continued services of our executive officers, our senior managers and other key technical personnel. Competition for qualified personnel can be intense and recruitment difficult. There are a limited number of people with the requisite knowledge and experience.

Crude Prices

Crude prices been volatile and have increased markedly throughout the year. The price of Tapis crude oil, as quoted by the Asian Petroleum Price Index (APPI), is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis during 2007 averaged $76.89 per barrel compared to $68.15 per barrel during 2006. The Tapis monthly average for January 2007 traded at a 19 month low at $53.69 per barrel. Throughout 2007, the Tapis benchmark increased significantly, with December 2007 being the highest monthly average on record at $100.85.

Refining Margin

The interim benchmark price for refined products in the region in which we operate is the average spot price quotations for refined products from Singapore as reported by Platts. This benchmark, the Mean of Platts Singapore, is commonly referred to as the MOPS price for the relevant refined product.

The distillation process our refinery uses to convert crude feedstocks into refined products is commonly referred to as hydroskimming. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the differences in our approach to crude selection, transportation costs and IPP pricing work to assist our refinery in outperforming the Singapore Tapis hydroskimming margin. Therefore, our refinery realizes additional margins due to its niche location when compared to the benchmark for the region.

Singapore Tapis hydroskimming margins have reduced in volatility during 2007 when compared with 2006, while average margins have remained relatively similar. We believe that hydroskimming margins will continue to remain volatile given oil pricing uncertainty.

Exchange Rates

Changes in the Papua New Guinea Kina (PGK) to United States dollar (USD) exchange rate can affect our Midstream refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The PGK generally strengthened against the USD during 2007 (from 0.3300 to 0.3525).

Domestic Demand

Sales results for our Midstream refinery indicate that domestic demand for middle distillates has increased by 2% during 2007 compared with 2006. However, certain volumes of such products have been imported rather than supplied from the refinery, as has occurred in previous years.

The refinery on average sold 12,100 bbls/day of refined petroleum products to the domestic market during the second half of 2007 as compared to 11,900 bbls/day in the second half of 2006.

The majority of the demand increase was driven by the growing investment in the resource sector of Papua New Guinea. We expect this trend to continue into 2008.

Impact of Key Factors on Earnings

The following table shows the estimated after-tax effects that changes in certain factors would have on InterOil’s 2007 net earnings from continuing operations had these changes occurred.

22 InterOil Annual Report

		Annual Net Earnings Impact
Factor (1)(2)	Change (+)	(thousands of dollars)	($/share)(3)
Change in domestic demand	1%	379	0.01
Change in hydro-skimming margin	$1.00/bbl	6,685	0.22
Change in ICCC pricing margin for retail and distribution business	0.01 PGK/litre	1,424	0.05
Change in LIBOR rate	1%	389	0.01

(1) The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2) The impact of these factors is illustrative and based on sales and borrowings made during the 2007 year.
(3) Per share amounts are based on the number of basic shares outstanding at December 31, 2007.

RISK MANAGEMENT

InterOil’s business operations and financial position are subject to a range of risks. These risk factors can be found under the heading “Risk Factors” in our 2007 Annual Information Form available at www.sedar.com.

BUSINESS STRATEGY

InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach towards achieving its objectives by :

1. Capitalizing on and expanding on existing business assets,
2. Targeted acquisitions and growth opportunities in Papua New Guinea and the surrounding regions,
3. Positioning InterOil for long term oil and gas business success.

Please see our 2007 Annual Information Form for a summary of strategic priorities by business segment available at www. sedar.com

INTRODUCTION

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining – Produces refined petroleum products at Napa Napa in Port Moresby Papua New Guinea for domestic market and for spot export; and

Liquefaction – Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

InterOil Annual Report 23

FINANCIAL RESULTS

Summary of Consolidated Financial Results for the Year and Quarter ended December 31, 2007

Highlights for year ended December 31, 2007

Net loss for the year ended December 31, 2007 was $28.9 million, an improvement of $16.9 million, 37% over 2006. EBITDA for the year ended December 31, 2007 was $5.3 million, an improvement of $19.4 million, 138% over 2006.

In summary, the $16.9 million improvement for the year ended December 31, 2007 compared to the same period for 2006, is primarily due to:

•	improved refinery margins resulting from optimization efforts and capital works undertaken during 2006.

•	increased Downstream sales volume margins resulting from the Shell acquisition.

•	recognition of a deferred gain during the period due to signing of the LNG Shareholder’s Agreement on July 31, 2007.

These improvements were partly offset by:

•	additional seismic costs in relation to the Elk extended well seismic program.

•	additional expenses related to our share of preliminary costs of the LNG Project.

•	additional office and administration expenses associated with the LNG Project and higher share compensation expense.

Highlights for quarter ended December 31, 2007

Net loss for the quarter ended December 31, 2007 was $2.7 million, a decrease in net loss of $0.7 million, 20% improvement over the loss in the same quarter in 2006. EBITDA for the quarter ended December 31, 2007 was $6.9 million, the same result was achieved for the corresponding quarter in 2006.

In summary, the $0.7 million decrease in net loss for the quarter ended December 31, 2007 compared to the same period for 2006, is primarily due to increased Downstream sales volume on increased domestic demand, coupled with a net positive effect on gross margin due to IPP price movements.

This increase in income was partly offset by:

•	increased seismic costs in relation to the Elk extended well seismic program.

•	additional expenses related to our share of preliminary costs of the LNG Project preliminary costs.

A detailed explanation of our consolidated results for the year and quarter ended December 31, 2007 is contained in the analysis section below. Following is a table containing the annual consolidated results for the year ended December 31, 2007, 2006 and 2005.

24 InterOil Annual Report

Annual Consolidated Financial Results

Consolidated results for year ended December 31, 2007 compared to year ended December 31, 2006 and 2005

	Years ended December 31,
Consolidated – Operating results ($ thousands, unless otherwise indicated)	2007 (1)	2006 (1)	2005
Sales and operating revenues	625,526	511,088	481,181
Interest revenue	2,180	3,224	1,831
Other non-allocated revenue	2,667	3,748	528
Total revenue	630,373	518,060	483,540
Cost of sales and operating expenses	(573,609)	(499,495)	(467,247)
Office and administration and other expenses	(43,468)	(24,834)	(23,296)
Gain on LNG shareholder agreement	6,553	-	-
Exploration costs	(13,305)	(6,177)	(11,009)
Exploration impairment	(1,243)	(1,647)	(19,570)
Earnings before interest, taxes, depreciation and amortization (unaudited) (2)	5,301	(14,094)	(37,582)
Depreciation and amortization	(13,024)	(12,353)	(11,037)
Interest expense	(20,005)	(17,273)	(10,987)
Loss from ordinary activities before income taxes	(27,728)	(43,720)	(59,606)
Income tax expense	(1,207)	(2,343)	(2,832)
Non-controlling interest	22	264	368
Total net loss	(28,913)	(45,799)	(62,070)
Net loss per share (dollars) (basic)	(0.96)	(1.55)	(2.15)
Net loss per share (dollars) (diluted)	(0.96)	(1.55)	(2.15)
Total assets	537,815	505,239	432,897
Total liabilities	441,712	417,060	311,068
Cash flows (used in)/provided by	(40,716)	2,187	(22,713)
Cash dividends declared per share	—	—	—

(1) Our wholesale and retail distribution business segment acquired the business of Shell PNG Limited on October 1, 2006 and information in this table includes the results of the Shell business from this date.
(2) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Analysis of Consolidated Financial Results for year ended December 31, 2007 compared to year ended December 31, 2006

While a complete discussion of each of the business segment’s results can be found under the section “Year in Review,” the following highlights some of the key movements, the net of which has resulted in a $16.9 million, 37% decrease in our net loss between the year ended December 31, 2007 and 2006.

•
$28.5 million improvement in gross margin (sales and operating revenues less cost of sales and operating expenses) from refinery operations primarily due to the positive impact of revamp and optimization efforts, improved margins on export products and revised IPP pricing for refined products in place during December 2007.

•
$9.7 million improvement in gross margin from our Downstream segment mainly due to margins from additional volumes resulting from the business acquired from Shell and increased domestic demand coupled with a positive effect on Gross Margin due to IPP price movements over the current year.

InterOil Annual Report 25

•
$6.6 million recognition of a deferred gain on the discounted interest rate on the bridging loan facility entered into in May 2006 with Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd.

•	$0.3 million increase in foreign exchange gain compared to the prior year due to the strengthening of the PGK against the USD from 0.3300 in December 2006 to 0.3525 in December 2007.

These improvements were partly offset by the following:

•
$7.1 million increase in exploration costs in our Upstream segment relating to our portion of Elk geophysics and geology costs, which are expensed as incurred under the successful efforts method of accounting.

•	$19.0 million additional office and administration and other expenses mainly with derivative losses, higher share compensation expense and with the LNG Project.

•	$2.7 million increase in interest expense for the year as a result of the $130.0 million secured loan financing obtained during the second quarter of 2006.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Consolidated Quarterly Financial Results by Quarter for 2007 and 2006

The following is a table containing the consolidated results for the eight quarters ended December 31, 2007 by business segment.

	2007				2006
Quarters ended ($ thousands unless stated otherwise)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Upstream	579	1,176	397	395	705	900	2,684	959
Midstream – Refining	137,509	168,737	114,584	103,055	147,538	94,687	106,825	103,105
Midstream – Liquefaction	26	10	5	—	—	—	—	—
Downstream	118,495	102,786	93,186	77,812	91,990	39,527	37,995	27,807
Corporate and Consolidated	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)	(24,132)	(23,095)	(21,979)
Sales and operating revenues	172,833	190,105	140,539	126,896	172,776	110,982	124,409	109,892
Upstream	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)	(5,136)
Midstream – Refining	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)	(5,229)
Midstream – Liquefaction	(797)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	3,627	3,301	2,760	3,028	1,143	1,954	3,559	(326)
Corporate and Consolidated	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)	(1,321)
Earnings before interest, taxes, depreciation and amortization (1)	6,897	(10,255)	5,557	3,102	6,873	1,370	(10,323)	(12,014)
Upstream	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)	(5,335)
Midstream – Refining	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)
Midstream – Liquefaction	(825)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	670	(255)	2,242	2,050	(427)	1,278	2,426	(282)
Corporate and Consolidated	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)
Net income (loss) per segment	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)	(17,272)
Net income (loss) per share (dollars)
Per Share – Basic	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)	(0.59)
Per Share – Diluted	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)	(0.60)	(0.59)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

26 InterOil Annual Report

Analysis of Consolidated Quarterly Financial Results Comparing the Quarters Ended December 31, 2007 and 2006

The following highlights some of the key movements, the net of which has resulted in a $0.7 million, 20% decrease in our net loss between the quarter ended December 31, 2007 and the same quarter in 2006.

•
$5.3 million improvement in gross margin (sales and operating revenues less cost of sales and operating expenses) from Midstream Refinery operations between fourth quarter of 2007 and same quarter of 2006 primarily due to reduced fuel and operating costs and improved margins on export products.

•
$4.6 million improvement in gross margin from our Downstream segment for fourth quarter of 2007 over fourth quarter of 2006, mainly due to increased domestic demand and favorable IPP movements compared to prior period.

•	$2.6 million increase in foreign exchange gain for the fourth quarter of 2007 as compared to the same quarter of 2006 due to the strengthening of the PGK against the USD.

The above items were partly offset by the following changes between the fourth quarter of 2007 and 2006:

•
$1.2 million increase in exploration costs in our Upstream segment relating to our portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

•	$9.7 million additional office and administration and other expenses mainly associated derivative losses, higher share compensation expense and the LNG Project.

•	$1.0 million impairment write down booked on barge held for sale.

For analysis of the first through third quarter results, please refer to InterOil’s quarterly MD&A’s available on the Company’s website at www.interoil.com or on www.sedar.com.

YEAR AND QUARTER IN REVIEW

The following section provides a review of 2007 for each of our business segments. It includes a business summary, an operational review of the year, a review of financial results for the year and quarter ended December 31, 2007, and an analysis of each stream’s contribution to InterOil’s corporate strategy.

UPSTREAM – YEAR AND QUARTER IN REVIEW

Upstream Business Summary

Our Upstream exploration and production business currently holds four exploration licenses and two retention licenses in Papua New Guinea, covering approximately nine million acres. Approximately 8.2 million acres are operated by us, being Petroleum Prospecting Licenses (‘PPL’) 236, 237, 238 and Petroleum Retention License (‘PRL’) 4. The operated exploration licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are 100% owned by us. In addition to the onshore interests, we also have a 15% interest in PPL 244, located offshore in the Gulf of Papua. Our current exploration efforts are focused on PPL 236, 237 and 238, and the majority of our exploration expenditures are related to our ongoing seismic and drilling operations in PPL 238.

Our Indirect Participation Working Interest (‘IPWI’) investors have the right to participate up to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields in our operated exploration licenses. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells.

At December 31, 2007, we do not have any oil or gas reserves or resources, or working interests in any producing oil and gas wells and therefore no oil and gas sales revenue during 2007. The Elk structure hydrocarbons are currently being evaluated and are not classified as reserves under definitions adopted by the United States or Canadian regulatory authorities.

InterOil Annual Report 27

InterOil is a shareholder in PNG LNG, Inc. which in turn owns all of the shares in Liquid Niugini Gas Ltd, a corporation established to build, own and operate a liquefied natural gas (LNG) facility in PNG. The LNG plant is predicated on at least a substantial portion of the gas being supplied to it from InterOil’s Elk/Antelope complex. The financial investment decision for the construction of the plant and pipeline linking the plant to Elk/Antelope depends, among other considerations, on successful drilling results from the appraisal and exploration program currently under way at Elk/ Antelope.

Upstream Operating Review

Key Upstream Metrics	2007	2006
Wells spudded in the period	2	1
Cumulative IPWI Exploration wells drilled	3	3
Cumulative IPWI Appraisal wells drilled	1	0
Total footage drilled (Total Vertical Depth - feet)	13,602	6,087
2D seismic miles acquired	144	79
Airborne gravity and magnetic survey miles acquired	0	6,244
Total gross expenditure on 2D seismic acquisition ($ millions)	$19.5	$6.8
Total Gross expenditure on drilling and testing ($ millions)	$44.5	$37.9

Elk-1 Well

No activity occurred at the Elk-1 well site during 2007. The well is suspended as a gas/condensate discovery.

Elk-1 Well Control Insurance Claim

During the third quarter of 2007, we received a cash settlement of $7.0 million from our insurers with respect to a claim under the company’s well control insurance policy. On June 11, 2006, we had an uncontrolled flow of gas to surface at Elk-1. There were no injuries suffered by personnel nor was there major equipment damaged, and the well was immediately shut-in with the blow out prevention equipment. As a result of this incident, we were unable to continue drilling until we regained operational control of the well. This insurance claim covered expenditures incurred during the 97 day period from June 11, 2006 to September 15, 2006 that were required to acquire and install equipment required to regain control of the Elk-1 well and allow us to drill ahead.

After deducting the insurance proceeds, gross Elk-1 drilling and testing costs to December 31, 2007 were $29.3 million. Our net share of the Elk-1 cost is $25.4 million, and is capitalized at December 31, 2007, as part of our oil and gas properties pending further evaluation of the structure.

Elk-2 Drilling and Testing

The Elk-2 well spudded on February 9, 2007. The Elk-2 well is located in PPL 238 and is situated 2.9 miles (4.7 kilometers) north of the 2006 Elk-1 discovery well. The primary objectives of this well were to delineate the base of Elk-1 structure, explore for the presence of oil and determine the thickness and quality and reservoir characteristics of the limestone reservoir. On August 18, 2007, we reached the final total depth at Elk-2 of 10,922 feet (3,329 meters).

The Elk-2 well has been suspended pending a decision on whether to drill a side-track.

Total gross cost incurred to December 31, 2007 to drill and test Elk-2 was $36.3 million. As Elk-2 is an appraisal well and not one of the eight IPWI exploration wells, our partners have contributed cash to cover their 31.55% of the Elk-2 drilling and testing costs. Our net 68.45% share of the Elk-2 costs is $24.9 million, which is capitalized at December 31, 2007 as part of our oil and gas properties.

28 InterOil Annual Report

The current projection of the GWC from Elk-2 test data suggests a possible increase in resource estimates, when analyzed in conjunction with the 2007 appraisal seismic results, (see below). The evaluation of the Elk structure is therefore a work in progress and as a result the exploration costs are capitalized and maintained on the balance sheet.

Elk Appraisal Seismic

During 2007, a seismic program was initiated to further appraise and delineate the Elk structure and to test a gravity anomaly and lead on-trend known as Bighorn, to the southeast of Elk. Previous seismic campaigns performed by InterOil relied on a “boutique” style of seismic acquisition whereby the seismic crew was contracted directly to InterOil and actively managed in a day to day fashion by InterOil. We contracted the technical services of CGGVeritas to undertake the 2D seismic appraisal program. CGGVeritas has previous operating experience in PNG and is one of the largest and most technologically advanced seismic acquisition contractors in the industry today.

Prior to recording the first production line of the seismic program an extensive field parameter testing program was conducted to test various survey configurations modeled in desktop studies to substantially improve data quality compared to previous acquisition in the area. A series of parameters, including deeper shot holes, was selected for the 2007 seismic program.

The seismic crew was first mobilized on January 15, 2007. The seismic program was completed in mid-October 2007 and acquired 12 lines totaling 144 miles (230 Kilometers) with 28 miles (44 Kilometers) of this total over PPL 237 and the remaining 116 miles (186 Kilometers) over PPL 238.

We believe the results of the seismic interpretation to date indicate that:

•	The Elk structure extends further to the south than previously projected.

•	A major fault separates the southern portion of the Elk structure into a different structure that we have named Antelope.

•	A reef structure exists on the Antelope structure.

Final processing of the additional 12 lines of Elk appraisal seismic was completed in early December 2007. Remapping of the Elk and Antelope blocks commenced at that time and is ongoing.

Management is encouraged by the increased potential aerial extent of the Elk/Antelope play to the south (taking into consideration the revised Gas Water Contact) and also by seismic indications of the existence of a reef and platform development in the Antelope block, which was further supported by the presence of reefal material in the Elk-2 cores.

The presence of shallow water carbonate in the Antelope block is believed to be analogous to the Uramu and Iviri platform and reef complex in the southwestern corner of PPL237, in which the Uramu gas discovery was made. These wells, drilled into reefs by other operators, have demonstrated ‘good to excellent’ reservoir characteristics in terms of their porosity and permeability.

Total gross cost incurred to December 31, 2007 to acquire the Elk appraisal seismic was $19.5 million. As this appraisal seismic is not part of the eight IPWI exploration wells, our partners have contributed cash calls covering their 31.55% of these seismic costs. Therefore, our net 68.45% share of the Elk appraisal seismic costs is $13.3 million, which has been expensed by us during the year ended December 31, 2007 as part of the company’s exploration cost, in accordance with the Successful Efforts Accounting treatment of all Geological and Geophysical expenses.

Elk-4 Drilling

The Elk-4 well spudded on November 15, 2007. This well is planned as an 8,125 foot (2,500 meter) test of the Elk fractured limestone structure and is located 0.9 miles (1.5 kilometers) south of Elk-1. Although this is our third Elk well, this well was named Elk-4, as the Elk-3 designation was reserved for the planned side track of Elk-2, which has been deferred. At December 31, 2007 we had reached a depth of 2,730 feet (830 meters) and are currently drilling ahead at 6,580 feet (2,000 meters). Gross costs to December 31, 2007 were $11.1 million. As Elk-4 is not one of the eight IPWI exploration wells, our partners have contributed cash to cover their 27.05% of the Elk-4 drilling costs. Therefore, the company’s net 72.95% share (one IPI investor with 4.5% interest elected not to participate in this well) of the Elk-4 costs is $8.1 million, which is capitalized at December 31, 2007 as part of the company’s Oil and Gas Properties.

InterOil Annual Report 29

Antelope-1 Well

The Antelope-1 drill site is located 2.5 miles (4 kilometers) south of Elk-1 on PPL 238 and the drill site and camp construction was substantially complete at December 31, 2007. Although efforts were made to secure a second rig to drill Antleope-1 at the same time as InterOil Rig 2 drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment. Therefore when InterOil Rig # 2 completes the drilling and testing of Elk-4, it will be transported by helicopter to the new location.

Antelope-1 will target the limestone reef at approximately 1,700 meters depth with a total projected depth of approximately 2,500m. Costs to December 31, 2007 were $3.0 million.

PRL 4 – Operated By Austral Pacific Energy Limited

•
During fourth quarter of 2007 we participated in a non-operated, 26 mile (43 kilometer) 2D seismic program over the Stanley gas/condensate discovery in the PRL 4 license. The extent of our interest in this license is 43.13%.

•
The joint venture has engaged in negotiations to provide gas to an electrical power generation company. Gas composition and well deliverability are required to progress to financial close and the PRL 4 partners are planning a reentry and production test of the Stanley-1 discovery well, to validate the resource.

•	In February 2008, Austral Pacific resigned as operator of PRL 4 and InterOil was elected the new operator with effect from March 3, 2008.

PRL 5 – Operated By Santos

During 2007, seismic re-processing was undertaken and the operator is proposing to drill Elevala-2 in 2008.

PPL244 –  Operated By Talisman

The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.

OUTLOOK FOR 2008

2008 planned activity

•	Complete drilling and testing of the Elk-4 appraisal well.

•	Drill the exploration well Antelope-1 to the south of the Elk structure.

•	Operate the re-entry and testing of the Stanley-1 gas condensate well and Drill Stanley-2.

•	Participate in the drilling of one well in PRL 5.

Key factors that will affect our 2008 progress

•	The nature of the results derived from Elk-4 and Antelope-1.

•	The continued ability to attract and retain key staff in a competitive oil and gas industry.

•	Obtaining further funding for our exploration program, including concluding an agreement with an industry major.

•	Proving sufficient gas reserves to guarantee the LNG liquefaction project.

30 InterOil Annual Report

Upstream Financial Results

Upstream – Operating results	Years ended December 31,
($ thousands)	2007	2006	2005
Other non-allocated revenue	2,547	5,249	1,295
Total segment revenue	2,547	5,249	1,295
Office and administration and other expenses	(5,643)	(6,310)	(1,738)
Exploration costs	(13,305)	(6,177)	(11,009)
Exploration impairment	(1,243)	(1,647)	(19,570)
Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	(17,644)	(8,885)	(31,022)
Depreciation and amortization	(483)	(806)	(314)
Interest expense	—	(5)	—
Loss from ordinary activities before income taxes	(18,127)	(9,696)	(31,336)
Income tax expense	—	—	—
Total net loss	(18,127)	(9,696)	(31,336)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Upstream Financial Results Analysis

During the year 2007, the Upstream business segment had a net loss of $18.1 million as compared with a net loss of $9.7 million in 2006.

The key variances between year ended December 31, 2007 and 2006 are primarily due to:

•	$7.1 million additional exploration costs expensed in 2007 due to our portion of Elk seismic and geology costs, which are expensed as incurred under the successful efforts method of accounting.

•	$2.4 million decrease in interest revenue due to lower cash and cash equivalents available on account of usage of cash on deposit.

•	$0.3 million decrease in other unallocated revenue in 2007 due to lower third party rental income from our rig.

•	$0.7 million decrease in office and administration and other expenses related mainly due to lower rig expenses.

InterOil Annual Report 31

Upstream Financial Results for Quarter Ended December 31, 2007 and the Preceding Seven Quarters

Upstream – Operating results	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Other non-allocated revenue	579	1,176	397	395	705	900	2,684	959
Total segment revenue	579	1,176	397	395	705	900	2,684	959
Office and administration and other expenses	(1,756)	(1,453)	(1,366)	(1,068)	(1,354)	(1,531)	(2,370)	(1.053)
Exploration costs	(1,234)	(4,232)	(4,518)	(3,322)	50	(505)	(2,162)	(3,560)
Exploration impairment	(717)	(505)	(6)	(14)	(119)	30	(76)	(1,482)
Earnings before interest, taxes, depreciation and amortization (1)	(3,128)	(5,015)	(5,493)	(4,009)	(717)	(1, 106)	(1,924)	(5,136)
Depreciation and amortization	(134)	299	(338)	(309)	(233)	(202)	(173)	(198)
Interest expense	—	—	—	—	(2)	(1)	(1)	(1)
Loss from ordinary activities before income taxes	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)	(5,335)
Income tax expense	—	—	—	—	—	—	—	—
Total net loss	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)	(2,098)	(5,335)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Analysis of Upstream Financial Results Comparing Quarter Ended December 31, 2007 and 2006

During the fourth quarter of 2007, the Upstream business had a net loss of $3.3 million, compared with a loss of $1.0 million in the same quarter of 2006.

The key variances in the quarter ended December 31, 2007, compared with the same quarter in 2006, are primarily due to:

•
$1.2 million additional exploration costs expensed in the fourth quarter of 2007 due to our portion of Elk geophysics and geology costs, which are expensed as incurred under the successful efforts method of accounting. The seismic program ended on October 7, 2007.

•	$0.6 million additional exploration impairment due to the write off of cash calls paid by us for exploratory activities in PRL 4 and 5 conducted by the joint venture operator.

•	$0.2 million increase in other unallocated revenue due to higher third party rental income from our rig.

•	$0.4 million increase in office and administration and other expenses relates mainly to impairment write down on barge held for sale partially offset by lower rig expenses.

MIDSTREAM REFINING – YEAR AND QUARTER IN REVIEW

Midstream Refining Business Summary

The Midstream refinery segment is essentially comprised of our facilities situated at Napa Napa in Port Moresby, the capital city of Papua New Guinea. Our refinery consists of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU) which was commissioned during the second half of 2004 and began commercial operations in 2005. We are currently the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of that country’s domestic demand for diesel, jet fuel and gasoline. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.

32 InterOil Annual Report

Operation of the crude distillation unit also results in the production of naphtha and low sulfur waxy residue. Sometimes limited volumes of LPG’s are produced depending on the nature of the crude feedstock. To the extent that we do not convert naphtha to gasoline within the crude reforming unit, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. At present, the majority of the low sulfur waxy residue is exported, as it is valued by more complex refineries as cracker feedstock. We also market the lower sulfur waxy residue in Papua New Guinea as InterOil Power Fuel.

Midstream Refining Operating Review

Key Refining Metrics	2007	2006
Net income/(loss) ($ millions)	$(8.8)	$(24.0)
EBITDA ($ millions) (1)	$18.4	$(2.6)
Throughput (barrels per day) (2)	19,680	19,784
Cost of production per barrel (3)	$2.53	$3.46
Working capital financing cost per barrel of production (2)	$0.83	$1.16
Distillates as percentage of production	65%	65%

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
(2) Throughput per day has been calculated excluding shut down days.
(3) Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.

The Midstream refining segment has reduced its net loss by $15.2 million and increased its EBITDA by $21.0 million between 2006 to 2007. The improvements in the results are explained in detail in the annual financial results section below.

In 2007, our total refinery throughput for the year was 19,680 barrels (‘bbls’) per day versus 19,784 bbls per day in 2006. The slight decrease in throughput from 2006 to 2007 is the result of improved distillate yields in the face of increased domestic demand for distillates.

Total operating costs were down approximately $5.1 million or 23% compared to 2006. Total notional throughput was also down marginally over the course of the year resulting in a significant improvement to the operating cost per barrel. In 2008, we expect total operating costs to increase as a result of increasing wages, strengthening in the PGK and Australian dollar and other general cost increases.

Our working capital financing costs have decreased year on year, despite a significant rise in oil price. The decrease is primarily due to negotiating a reduction in letter of credit fees, increased use of our cash backing facility and decreases to benchmark interest rates in the latter half of the year.

During 2007, the refinery achieved its objective of satisfying the domestic Papua New Guinea demand for diesel, jet, kerosene and gasoline while minimizing production of naphtha and low sulphur waxy residue. Naphtha and low sulphur waxy residue are exported at a lower margin than the distillates which are sold in Papua New Guinea.

InterOil Annual Report 33

Our gross margin improved $28.5 million between 2006 and 2007 due to the following contributing factors:

Controllable

+	Improved yield structure post revamp (whole year vs part year).

+	Decreased fuel consumption post revamp (whole year vs part year).

+	Decreased fuel cost post revamp (whole year vs part year).

+	Improved premiums negotiated on export products (whole year vs part year).

+	Decreased direct operating costs.

Non controllable

+	Increasing price environment including revised IPP pricing.

-	Significantly reduced margins on domestic sales of distillates.

-	Increasing crude premiums over Tapis benchmark.

•
$5.9 million increase in interest expense comprised of a $7.7 million charge from the Corporate segment that was not charged in 2006 offset by a $1.8 million interest reduction due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances, decreased LIBOR rates and reduced interest on OPIC loan balances due to repayment of capital during 2006.

•
$1.5 million decrease in office and administration and other expenses due to a number of factors, including lower fees on letters of credit raised with BNP Paribas, reduced consultancy fees and lower repair and maintenance costs, as compared to the same period in 2006.

•	$0.3 million decrease to depreciation charge in 2007 as compared to 2006.

•	$1.3 million increase in foreign exchange gain is mainly due to the appreciation of the PGK against the US dollar.

•
$9.8 million decrease to the gain on derivative contracts deemed not to be subject to hedge accounting. This movement is primarily due to upward price trends during the year which have resulted in losses on derivative contracts used to manage price and margin exposure (refer section on liquidity and capital resources – derivative instruments in this MD&A). This loss partially offsets the improved physical sales prices achieved reflected within sales.

OUTLOOK FOR 2008

2007 improvements expected to show full year benefit in 2008

•	Potential revision to IPP pricing formula for refined products (benchmarked to MOPS and Tapis rather than posted prices).

•	Contract premium improvements to export products.

•	Increased sales of InterOil Power Fuel.

•	Reducing working capital interest rates (reducing LIBOR rates).

2008 Initiatives:

•	Eliminate unplanned downtime.

•	Continue to expand niche market for InterOil Power Fuel.

•	Continue to seek out niche export opportunities.

34 InterOil Annual Report

Midstream Refining Annual Financial Results

Midstream Refining – Operating results	Years ended December 31,
($ thousands)	2007	2006	2005
External sales	233,869	315,211	356,327
Inter-segment revenue	289,947	136,584	80,094
Interest and other revenue	70	360	245
Total segment revenue	523,886	452,155	436,666
Cost of sales and operating expenses	(495,059)	(451,374)	(436,491)
Office and administration and other expenses	(10,460)	(3,381)	(10,639)
Earnings before interest, taxes, depreciation and amortization (unaudited) (1)	18,367	(2,600)	(10,464)
Depreciation and amortization	(10,405)	(10,729)	(10,598)
Interest expense	(16,798)	(10,881)	(10,162)
Loss from ordinary activities before income taxes	(8,836)	(24,210)	(31,224)
Income tax expense	—	—	—
Non controlling interest	21	259	362
Total net loss	(8,815)	(23,951)	(30,862)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’section in this document.

Midstream Refining Annual Financial Results Analysis

During the year 2007, the Midstream Refining business net loss was $8.8 million, compared with a loss of $24.0 million in 2006.

The key variances between the two periods are explained as follows:

•	An increase in Gross Margin of $28.5 million for the year ended December 31, 2007 when compared to the same period in 2006 was primarily due to a combination of movements in the following:

Elements within our control

+	Improved yield structure post revamp (whole year vs part year)

+	Decreased fuel consumption post revamp (whole year vs part year)

+	Decreased fuel cost post revamp (whole year vs part year)

+	Improved premiums negotiated on export products (whole year vs part year)

+	Decreased direct operating costs

Elements outside our control

+	Increasing price environment including revised IPP pricing

-	Significantly reduced margins on domestic sales of distillates

-	Increasing crude premiums over Tapis benchmark

•	$7.1 million increase in office and administration and other expenses due to the following factors:

-	lower fees on letters of credit raised with BNP Paribas, decreased external consultant costs and decreased repair and maintenance costs, as compared to the same period in 2006.

-
$9.8 million decrease to the gain on derivative contracts deemed not to be subject to hedge accounting. This movement is primarily due to upward price trends during the year which have resulted in losses on derivative contracts used to manage price and margin exposure (See under the heading “ Liquidity and Capital Resources - Derivative instruments”). These derivative losses are partially offset by the improved physical sales prices achieved during the year, reflected within sales revenue.

InterOil Annual Report 35

-	$1.3 million increase in foreign exchange gains due to the appreciation of the PGK against the US dollar.

•
$5.9 million increase in interest expense comprised of a $7.7 million charge from the Corporate segment that was not charged in 2006 offset by a $1.8 million interest reduction due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances, decreased LIBOR rates and reduced interest on OPIC loan balances due to repayment of capital during 2006.

Midstream Refining Financial Results for the Quarter Ended December 31, 2007 and the Preceding Seven Quarters

Operating results	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
External sales	53,385	85,733	46,538	48,213	79,634	69,901	84,823	80,854
Inter-segment revenue	84,094	82,989	68,031	54,833	67,894	24,665	21,870	22,155
Interest and other revenue	30	15	15	9	10	121	132	96
Total segment revenue	137,509	168,737	114,584	103,055	147,538	94,687	106,825	103,105
Cost of sales and operating expenses	(123,363)	(166,780)	(110,074)	(94,841)	(138,664)	(95,052)	(112,108)	(105,550)
Office and administration and other expenses	(4,557)	(3,289)	(735)	(1,878)	270	2,039	(2,905)	(2,784)
Earnings before interest, taxes, depreciation and amortization (1)	9,589	(1,332)	3,775	6,336	9,144	1,674	(8,188)	(5,229)
Depreciation and amortization	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)	(2,598)
Interest expense	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)	(2,342)
Loss from ordinary activities before income taxes	3,034	(12,268)	(1,129)	1,528	3,860	(4,355)	(13,545)	(10,169)
Income tax expense	—	—	—	—	—	—	—	—
Non- controlling Interest	(44)	69	12	(17)	(42)	46	137	117
Total net income/(loss)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Analysis of Midstream Refining Financial Results Comparing the Quarters Ended December 31, 2007 and 2006

During the quarter ended December 31, 2007, the Midstream Refining business net income was $3.0 million, compared with $3.8 million in the same period of 2006.

The key variances between the quarter ended December 31, 2007 and 2006 are explained as follows:

•	An increase in gross margin of $5.3 million for the fourth quarter of 2007 mainly due to revised IPP pricing

•	$4.8 million increase in office and administration and other expenses due to of the following factors:

-	lower fees on letters of credit raised with BNP Paribas, decreased external consultant costs and decreased repair and maintenance costs, as compared to the same period in 2006.

36 InterOil Annual Report

-
$8.0 million decrease to the gain on derivative contracts deemed not to be subject to hedge accounting. This movement is primarily due to upward price trends during the year which have resulted in losses on derivative contracts used to manage price and margin exposure (refer section on liquidity and capital resources

-	derivative instruments in this MD&A). This loss partially offsets the improved physical sales prices achieved reflected within sales.

-	$3.0 million increase in foreign exchange gains due to the appreciation of the PGK against the US dollar.

•	$1.9 million increase in interest expense due to an additional $1.9 million interest charge from the Corporate segment.

MIDSTREAM LIQUEFACTION YEAR IN REVIEW

Midstream Liquefaction Operating Review

Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd., an affiliate of Clarion Finanz AG. The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. The joint venture is targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.

On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the parties to the shareholders’ agreement, from the date of the agreement.

As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority board resolution. As the entity is now a joint venture, guidance under CICA 3055 - ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in our consolidated financial statements from the date of the Shareholders’ Agreement.

We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of InterOil’s contribution to the LNG Project at the time of signing the Shareholders’ Agreement. Our contribution to the Joint Venture Company includes, among other things, infrastructure developed by us near the proposed LNG site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners, and our contribution to project development. InterOil, Merrill Lynch and Pacific LNG will contribute cash into the Joint Venture Company in response to cash calls. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As at December 31, 2007, InterOil held 90.72% of the B class shareholding in the Joint Venture Company. The balance of the shareholding is held in equal shares by Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited.

InterOil Annual Report 37

Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have initially approved and agreed to provide a total of $40.0 million to fund cash costs incurred through the front end engineering and design (FEED) phase of the project and until the Final Investment Decision (FID) milestone is achieved. Both FEED and FID are defined in the Shareholders Agreement and are available on SEDAR at www.sedar.com.

Some progress has been made on a number of the key components necessary to develop a LNG project. During 2008, we anticipate further development stage activities aimed towards the financing, government approvals and construction of such an LNG plant.

If approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk location or otherwise, to support or justify an LNG facility.

OUTLOOK FOR 2008

2008 goals:

•	Execution of an appropriate Project Agreement with the Papua New guinea government.

•	Awarding front end engineering and design (FEED)/engineering procurement and construction (EPC) contract.

•	Confirmation of gas reserves.

•	Agreement reached for the participation of a strategic industry based shareholder in the project.

Midstream Liquefaction Annual Financial Results

Midstream Liquefaction – Operating results	Years ended December 31,
($ thousands)	2007	2006	2005 (1)
Interest and other revenue	41	—	—
Total segment revenue	41	—	—
Office and administration and other expenses	(5,708)	(694)	—
Earnings before interest, taxes, depreciation and amortization (unaudited) (2)	(5,667)	(694)	—
Depreciation and amortization	(16)	—	—
Interest expense	—	—	—
Loss from ordinary activities before income taxes	(5,683)	(694)	—
Income tax expense	(13)	—	—
Total net loss	(5,696)	(694)	—

(1) Our liquefaction segment was formed in 2006 and as a result there is no comparative information for 2005. The liquefaction segment is in its early stage of development.
(2) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

38 InterOil Annual Report

Analysis of Midstream Liquefaction Financial Results Comparing the Year and Quarter Ended December 2007 and 2006:

All costs to the date of shareholders’ agreement relating to this segment have been expensed. These costs included expenses relating to employees, office premises and consultants.

All costs incurred, subsequent to the date of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG construction project. As at December 31, 2007, we have capitalized $2.7 million relating to the direct costs relating to the project.

Midstream Liquefaction Quarterly Financial Results by Quarter for 2007 to date and the Preceding Seven Quarters

Midstream Liquefaction – Operating results	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Interest and other revenue	26	10	5	—	—	—	—	—
Total segment revenue	26	10	5	—	—	—	—	—
Office and administration and other expenses	(823)	(4,114)	(449)	(322)	(396)	(298)	—	—
Earnings before interest, taxes, depreciation and amortization (1)	(797)	(4,104)	(444)	(322)	(396)	(298)	—	—
Depreciation and amortization	(15)	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—
Loss from ordinary activities before income taxes	(812)	(4,104)	(444)	(322)	(396)	(298)	—	—
Income tax expense	(13)	—	—	—	—	—	—	—
Total net income/(loss)	(825)	(4,104)	(444)	(322)	(396)	(298)	—	—

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

DOWNSTREAM YEAR IN REVIEW

Downstream Business Summary

Our Downstream wholesale and retail refined petroleum products distribution business is the largest and most comprehensive distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which we believe in 2007 supplied 60-65% of Papua New Guinea’s total refined petroleum product needs. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.

As at December 2007, we provided petroleum products to 49 retail service stations that operate under the InterOil brand name. Of the 49 service stations that we supply, 35 are owned by us or head leased, with a sublease to company approved operators. The other 14 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.

InterOil Annual Report 39

In addition to the retail distribution network, we supply petroleum products as a wholesaler to commercial clients and also operate 12 aviation refueling stations throughout Papua New Guinea. In the fourth quarter of 2007, we also acquired 3 additional aviation fuelling depots in 3 provinces where we have an existing presence, thus making us the single largest aviation supplier outside Port Moresby. We own and operate 6 larger terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. We are currently reviewing terminal and depot assets following the Shell acquisition with a view to rationalizing them. As at the end of 2007, we had ceased selling product from six depots and these depots are either being used purely as storage sites or plans are being finalized for them to be dismantled in the near future. A provision has been made in our Downstream financials for the modifications and remediation work to be done on these depots. More than two-thirds of the volume of petroleum products that we sold during year was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.

Downstream Operating Review

Key Downstream Metrics	2007	2006
Net income ($ millions)	$4.7	$3.0
EBITDA ($ millions) (1)	$12.7	$6.3
Sales volumes (millions of liters) (2)	556.4	291.8
Cost of distribution per liter ($ per liter) (3)	$0.06	$0.06

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
(2) Sales volumes reflect the actual sales volumes achieved for the year and therefore only include the effect of the Shell acquisition from October 1, 2006.
(3) Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

On October 1, 2006, InterOil completed the Shell Overseas Holdings Limited (‘Shell’) purchase which included all of Shell’s retail and distribution assets in Papua New Guinea and all aviation facilities except Shell’s interest in the aviation facility in Port Moresby. The purchase price of this business was $29.1 million, net of cash received including the purchase price adjustment which was completed in 2007.

The Shell acquisition made InterOil the largest distributor of refined petroleum products in Papua New Guinea. Other major commercial customer contracts have also increased our presence in the Papua New Guinea market. Currently, our market share based on the annual refinery offtake for the year ending December 2007 is at 78%, however our total market share of refined petroleum products, based on all product consumed in Papua New Guinea, is estimated to be between 60 and 65%.

At the end of November 2007, the IPP pricing review resulted in an average wholesale adjustment of $0.10 per litre.

The diesel IPP, despite a slight dip at the beginning of the year, rose steadily for most of the year. The IPP is set on the eighth day of each month and is monitored by the ICCC. The transportation rates change every quarter and these rates are also monitored by the ICCC.

By the end of 2007, major renovation of Lae, PNG vertical storage tanks at the ex-Shell facility were completed. This also included connecting the pipeline manifold from the ex- Shell pipeline to our existing pipeline. We had previously been renting the pipeline from a competitor for this facility.

40 InterOil Annual Report

Major tankage repairs in Rabaul, PNG were commenced in the fourth quarter of 2007 and are scheduled to be completed in the first quarter of 2008. The Rabaul terminal has suffered rapid corrosion due to the active volcanic conditions in existence in that area.

OUTLOOK FOR 2008

2008 capital spending plans

•	Upgrades to select terminal, depots and aviation sites.

•	Aviation upgrade and refueller vehicles.

•	New customer base pumps and tankage requirements.

2008 growth plans:

•	Consider commercial bunkering opportunities.

•	Seek contracts to supply new mining and petroleum companies.

•	Pursue opportunities for organic growth in the agriculture sector.

•	Explore market opportunities in North Solomon’s Province, PNG, including strategic alliances with key distributors.

•	Explore acquiring and operating the Manus Province depot from the Manus Provincial Government.

Downstream Financial Results

Downstream – Operating results	Years ended December 31,
($ thousands)	2007	2006 (1)	2005
External sales	391,657	195,877	124,854
Inter-segment revenue	81	22	6
Interest and other revenue	541	1,421	341
Total segment revenue	392,279	197,320	125,201
Cost of sales and operating expenses	(368,803)	(183,511)	(110,857)
Office and administration and other expenses	(10,759)	(7,479)	(4,725)
Earnings before interest, taxes, depreciation and amortization (unaudited) (2)	12,717	6,330	9,619
Depreciation and amortization	(2,205)	(910)	(204)
Interest expense	(4,438)	(152)	(226)
Income from ordinary activities before income taxes	6,074	5,268	9,189
Income tax expenses	(1,366)	(2,273)	(2,756)
Total net income	4,708	2,995	6,433

(1) Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited on October 1, 2006 and contains the results of the Shell business from this date.
(2) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

InterOil Annual Report 41

Downstream Financial Results Analysis

During the year 2007, the Downstream business earned a net income of $4.7 million compared with $3.0 million in 2006.

The key sources of variance between these periods were as follows:

•
$9.7 million increase in gross margin in year ended December 31, 2007 over same period last year was mainly due to added volumes from the Shell acquisition and increased domestic demand, coupled with a net positive effect on due to IPP price movements as applied to the inventory sold during the period.

•
$3.1 million increase in office and administration and other expenses due to a number of factors including added insurance costs from the acquisition and inclusion of the Shell’s retail business. Also the Downstream operations incurred higher Corporate allocations, increased repairs and maintenance costs, and increased travel costs.

•
$1.3 million increase in depreciation expense over the year ended December 31, 2006 related primarily to the addition of the Shell assets on October 1, 2006. • $4.3 million increase in interest expense over the previous period due to interest charges from Corporate to Downstream during the year on intercompany loans mainly relating to funding provided for the BP and Shell acquisitions.

Downstream Financial Results for Quarter Ended December 31, 2007 and the Preceding Seven Quarters

Downstream – Operating results	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
External sales	118,538	102,632	92,782	77,705	90,695	39,451	37,955	27,775
Inter-segment revenue	18	16	27	20	(29)	43	8	—
Interest and other revenue	(61)	138	377	87	1,324	33	32	32
Total segment revenue	118,495	102,787	93,186	77,812	91,990	39,527	37,995	27,807
Cost of sales and operating expenses	(109,391)	(98,324)	(88,236)	(72,853)	(87,521)	(35,743)	(33,447)	(26,801)
Office and administration and other expenses	(5,477)	(1,161)	(2,190)	(1,931)	(3,326)	(1,830)	(989)	(1,333)
Earnings before interest, taxes, depreciation and amortization (1)	3,627	3,301	2,760	3,028	1,143	1,954	3,559	(327)
Depreciation and amortization	(700)	(497)	(552)	(456)	(537)	(222)	(90)	(62)
Interest expense	(1,145)	(3,320)	66	(39)	(36)	(38)	(39)	(38)
Income from ordinary activities before income taxes	1,782	(516)	2,274	2,533	570	1,694	3,430	(427)
Income tax expense	(1,112)	261	(32)	(483)	(997)	(416)	(1,004)	145
Total net income/(loss)	670	(255)	2,242	2,050	(427)	1,278	2,426	(282)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

42 InterOil Annual Report

Downstream Financial Results Analysis Comparing Quarter Ended December 31, 2007 and 2006

During the quarter ended December 31, 2007, the Downstream business made a net profit of $0.7 million, compared with $0.4 million loss in the same quarter of 2006.

The key sources of variance between these quarters are as follows:

•
$4.6 million increase in gross margin during the fourth quarter of 2007 over the same quarter of 2006 mainly due to increased domestic demand, coupled with a net positive effect on gross margin due to IPP price movements as applied to the inventory sold during the quarter. The IPP review at the end of November resulted in an additional $0.10 per litre which also was a significant contribution to Gross Margin.

•
$2.2 million increase in office and administration and other expenses due to a number of factors including added insurance costs from the acquisition and inclusion of the Shell’s retail and distribution business. Also the Downstream operations incurred higher Corporate allocations, increased repairs and maintenance costs, and increased travel costs.

•
$1.1 million increase in interest expense over the previous period due to interest charges from Corporate to Downstream during the quarter on intercompany loans mainly relating to funding provided for BP and Shell acquisition.

CORPORATE YEAR IN REVIEW

Our Corporate segment engages in business development and improvement, provides common services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. Common and integrated costs are recovered from business segments on an equitable allocation basis.

Corporate Annual Financial Results

Corporate – Operating results	Years ended December 31,
($ thousands)	2007	2006	2005
External sales elimination	—	—	—
Inter-segment revenue elimination (1)	(290,028)	(136,606)	(80,101)
Interest revenue	1,648	(58)	480
Other unallocated revenue	—	—	(1)
Total segment revenue	(288,380)	(136,664)	(79,622)
Cost of sales and operating expenses elimination (1)	290,253	135,391	80,101
Office and administration and other expenses (2)	(10,897)	(6,971)	(6,193)
Gain on LNG shareholder agreement	6,553	—	—
Earnings before interest, taxes, depreciation and amortization (unaudited) (3)	(2,471)	(8,244)	(5,714)
Depreciation and amortization (4)	83	92	79
Interest expense (5)	1,232	(6,235)	(599)
Income from ordinary activities before income taxes	(1,156)	(14,387)	(6,234)
Income tax expenses	171	(69)	(76)
Non-controlling interest	2	4	6
Total net income	(983)	(14,452)	(6,304)

(1) Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(2) Includes the elimination of inter-segment administration service fees.
(3) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
(4) Represents the amortization of a portion of costs capitalized to assets on consolidation.
(5) Includes the elimination of interest accrued between segments.

InterOil Annual Report 43

Corporate Annual Results Analysis

The loss made by our Corporate services segment decreased to $1.0 million in 2007 as compared to $14.5 million in 2006. The key items contributing to the $13.5 million improvement between the years ended December 31, 2007 and 2006 were as follows:

•	$6.6 million gain recognized being the deferred gain on the $130.0 million secured bridging facility realized on signing of PNG LNG Inc. shareholder agreement.

•
$9.1 million increase in net interest revenue less interest expenses mainly on account of interest costs recharged to other segments at market rates relating to the $130.0 million secured bridging facility

•	$3.9 million increase in office and administration expenses mainly relating to non-cash stock compensation expense associated with our stock incentive plans for employees and directors.

Corporate Consolidated Financial Results for Quarter Ended December 31, 2007 and the Preceding Seven Quarters

Corporate – Operating results	2007				2006
($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Inter-segment revenue elimination	(84,112)	(83,005)	(68,058)	(54,853)	(67,864)	(24,708)	(21,878)	(22,154)
Interest revenue	336	401	424	487	457	554	(1,194)	125
Other unallocated revenue	—	—	—	—	(50)	22	(23)	50
Total segment revenue	(83,776)	(82,604)	(67,634)	(54,366)	(67,457)	(24,132)	(23,095)	(21,981)
Cost of sales and operating expenses elimination	83,121	83,005	69,906	54,220	66,649	24,708	21,878	22,156
Office and administration and other expenses	(1,739)	(3,506)	(3,866)	(1,785)	(1,491)	(1,429)	(2,553)	(1,498)
Gain on LNG shareholder agreement	—	—	6,553	—	—	—	—	—
Earnings before interest, taxes, depreciation and amortization (1)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)	(3,770)	(1,321)
Depreciation and amortization	21	20	20	21	22	24	26	21
Interest expense	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)	(838)	(285)
Income from ordinary activities before income taxes	(2,274)	3,168	2,211	(4,262)	(5,408)	(2,810)	(4,582)	(1,585)
Income tax expense	(11)	212	(15)	(13)	(10)	125	(166)	(20)
Non-controlling interest	(1)	2	—	—	(2)	1	3	2
Total net income/(loss)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)

(1) Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

44 InterOil Annual Report

Analysis of Corporate Financial Results Comparing Quarter Ended December 31, 2007 and 2006

Key movements in Corporate between the fourth quarters of 2007 and 2006 were as follows:

•	$3.1 million increase in net interest revenue less interest expenses mainly on account of interest costs recharged to other segments at market rates relating to the $130.0 million bridging facility.

•
$0.2 million increase in office and administration expenses mainly relating to non-cash stock compensation expense associated with our stock incentive plans for employees and directors recognized during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt facilities

Organization	Facility	Balance outstanding Dec 31, 2007		Maturity date
Merrill Lynch bridging facility	$130,000,000	$130,000,000		May 3, 2008
OPIC secured loan	$85,000,000	$71,500,000		December 31, 2015
BNP Paribas working capital facility	$170,000,000	$66,501,372	(1)	August 31, 2008

1) Excludes letters of credit outstanding of $32.0 million and bank guarantees on hedging facility outstanding of $2.5 million.

Merrill Lynch bridging facility (Corporate)

InterOil entered into a loan agreement for $130.0 million on May 3, 2006 with Merrill Lynch and as at December 31, 2007 had fully drawn down the facility. The facility was for a fixed term of two years and is due for repayment on May 3, 2008. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.

We plan to refinance this debt before the due date to meet these repayment obligations either by extending the facility, refinancing, raising equity or selling assets. We are currently in negotiations with Merrill Lynch to refinance the $130.0 million secured bridging facility. As part of these negotiations, subsequent to year end, the Company has received a draft term sheet which outlines the terms and conditions for the refinancing of this secured bridging facility with a combination of long term secured term loans and warrants. As at March 28, 2007, Management is working towards the finalization of the term sheet and refinancing of the facility before the due date of the facility.

We cannot assure that our business will generate cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our maturing indebtedness. As a result, we may need to refinance all or a portion of this debt, or to secure new financing before maturity. This, to some extent, is subject to general economic, financial, legislative and regulatory factors and other factors that are beyond our control. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all.

OPIC secured loan (Midstream)

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured over the assets of the refinery. The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus 3% OPIC spread, and are payable quarterly in arrears. Half-yearly principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan agreement, being December 31, 2014.

InterOil Annual Report 45

In December 2006, the OPIC loan agreement was amended whereby the half yearly principal payment due in December 2006 and June 2007 of $4.5 million each was deferred until January 31, 2008 and February 29, 2008 respectively, and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and scheduled principal payments recommenced on September 30, 2007 and December 31, 2007 respectively. The deferred interest and principal payment due in December 31, 2007 were paid prior to year end. Subsequent to the year end, a further amendment was agreed with OPIC which deferred principal payments due in January 31, 2008 and February 29, 2008 to the end of the loan agreement, payable on June 30, 2015 and December 31, 2015.

While cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the pricing formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

BNP Paribas working capital facility (Midstream)

On August 9, 2007, approval was received for the renewal of Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), for $170.0 million. This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility currently expires on August 31, 2008. As of December 31, 2007, $69.0 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 7.01% for the year ended December 31, 2007.

We expect to be able to renew this facility for another year when it expires on August 31, 2008. The renewal negotiations with BNP will commence in second quarter of 2008.

Other Sources of Capital

Upstream

We fund our Upstream capital expenditures for exploration on the drilling program using the proceeds of the $125.0 million Indirect Participation Interest (IPI) Agreement that we entered into in February 2005. For expenditures on the extended well program and other appraisal wells, funding of our share of these costs is sourced from operational cash flows, secured loans or equity raising activities. Cash calls are also made from IPI investors for their share of interest in these appraisal wells.

In December, 2007, we completed a common stock private placement yielding gross proceeds of $25.0 million, after having previously (on November 21, 2007) completed a private placement of convertible preference stock yielding gross proceeds of $15.0 million. The funds from these offerings are being used for appraisal and development of the Elk/Antelope structures.

Downstream

Our Downstream working capital and capital investment programs are funded by cash generated from operating activities.

46 InterOil Annual Report

Summary of Cash Flows

($ thousands)	2007	2006	2005
Net cash inflows/(outflows) from:
Operations	(40,717)	2,187	(22,713)
Investing	(25,273)	(97,071)	(64,942)
Financing	78,170	66,964	118,712
Net cash movement	12,180	(27,920)	31,057
Opening cash	31,681	59,601	28,544
Closing cash	43,862	31,681	59,601

Operating Activities

For the year ended 2007 cash used in our operating activities was $40.7 million compared with cash generated by operating activities of $2.2 million in 2006. The operating cash flows for these periods include:

•
$5.0 million inflow in our cash provided by operations, prior to changes in non-cash working capital, compared to a cash outflow of $22.6 million in 2006. This was due to higher margins from our Midstream and Downstream operations compared to the prior period.

•
$45.7 million outflow in non-cash working capital as compared to $24.8 million inflow for same period of 2006. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing crude and product price environment.

Investing Activities

For the year 2007, cash used in our investing activities was $25.2 million compared with $97.1 million for the year 2006. During these periods, the cash used on investing activities consisted primarily of:

•
$69.1 million outflow on oil and gas exploration expenditure for the year 2007 relating to Elk extended well program versus $48.0 million in same period of 2006 related to drilling and seismic activities. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for the IPI Investors share of these costs.

•	$7.0 million inflow in 2007 on settlement of the insurance claim for Elk well blowout.

•	$21.8 million inflow from cash calls from IPI investors in relation to the Elk extended well programs.

•	$10.1 million inflow due to decrease in our secured cash balances year 2007 versus an outflow due to increase of $15.9 million in same period of 2006.

•
$3.3 million outflow as final payment in 2007 to acquire Shell Papua New Guinea as compared to $25.8 million payment in same period of 2006 as deposit on acquisition of Shell which was effective October 1, 2006.

•
$7.3 million outflow for plant and equipment in the year 2007 related to LNG project deferred costs proportionately consolidated and Downstream projects versus $13.6 million in same period of 2006 which primarily related to revamp and optimization activities undertaken by the refinery.

Financing Activities

For the year 2007, cash proceeds from our financing activities amounted to $78.2 million. The cash movements generated by financing activities were primarily due to:

•	$5.9 million inflow from Clarion Finanz on entering into an option agreement relating to the Elk well.

•	$29.6 million inflow from the BNP Paribas working capital facility as compared to $33.9 million of repayments during 2006.

•
$4.5 million outflow on repayment of the OPIC secured loan. During 2006, $125.3 million was received as draw down from bridging facility, and $21.5 million and $4.5 million repaid of the unsecured and secured loans respectively.

InterOil Annual Report 47

•	$9.5 million inflow from cash calls to joint venture partners in issue of ‘B’ class shares

•	$23.8 million inflow from the issuance of common shares in 2007 as compared to $1.5 million received in 2006.

•	$14.3 million inflow from the issuance of preference shares in 2007.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the year ended December 31, 2007 were $69.1 million compared with $49.7 million during the same periods in 2006. Our capital expenditures for 2007 consisted of:

•	$19.3 million for seismic acquisition costs relating to Elk extended well program.

•	$25.8 million on drilling Elk-2 appraisal well as part of the Elk extended well program.

•	$7.6 million on testing Elk-2 appraisal well as part of the Elk extended well program.

•	$11.1 million on drilling Elk-4 appraisal well as part of the Elk extended well program.

•	$2.7 million on preparatory costs on Antelope-1, a potential exploratory well.

•	Fixed assets and inventory movement made up the balance of the expenditure.

The IPI investors are required to fund 31.55% of the Elk extended well program costs to maintain their interest in the well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting the IPI interest in the program.

Midstream Capital Expenditures

There were no major capital expenditures in our Midstream refinery business segment for the year ended December 31, 2007. Capital expenditures of $12.0 million during 2006 primarily related to our refinery optimization program that was completed during the third quarter of that year.

Downstream Capital Expenditures

Capital expenditures for the Downstream wholesale and retail distribution business segment were $5.2 million for 2007 compared with $10.5 million during the same period in 2006. Our 2007 capital expenditures mainly consisted of final payments for the acquisition of Shell’s Papua New Guinea business and costs associated with the construction and purchase of storage tanks and related infrastructure and new fuel distribution software for the Downstream business.

Capital Requirements

The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.

Upstream

We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well, Elk-1, in November 2006, for which drilling costs increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well were partially funded by the receipt of $7.0 million under our “Control of Well” insurance policy during the year. We believe that we will be able to meet the obligations to drill the remaining five wells under the indirect participation agreement. We may have to raise additional funds in order for us to complete the program and meet the obligation under the agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. If we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farm out or raise additional capital. However, we can provide no assurances that a farm out will be completed, that the terms of any such farm out will be acceptable to us or that we will be successful in raising additional capital. As of December 31, 2007, we had incurred $79.4 million in capital expenditures pursuant to the indirect participation interest related to the drilling of exploration wells and associated assets required for the program.

48 InterOil Annual Report

In order to evaluate the Elk discovery of gas and gas liquids, we will be required to drill additional appraisal wells. We are required to obtain the consent of the investors under the indirect participation interest agreement to use proceeds raised under the agreement to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable.

We will also be required to attract funding for the Elk field development and delivery of gas to the LNG project. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2008. Additionally, we also believe cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the pricing formula applicable to our refined product, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Midstream - Liquefaction

Completion of any LNG facility will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our joint venture partners to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.

Downstream

We believe on the basis of current market conditions and the status of this business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2008.

InterOil Annual Report 49

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements in the year ended December 31, 2007 and the notes thereto:

	Payments Due by Priod
Contractual obligations ($ thousands)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
Secured loan obligations	199,310	136,810	9,000	9,000	9,000	9,000	26,500
Accrued financing costs	1,088	1,088	—	—	—	—	—
Indirect participation interest(1)	1,924	1,080	844	—	—	—	—
Indirect participation interest(2)	96,086	—	96,086	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	388	—	236	152	—	—	—
Petroleum prospecting and retention licenses(3)	7,899	2,183	5,716	—	—	—	—
Total	306,695	141,161	111,882	9,152	9,000	9,000	26,500

(1) These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our audited financial statements for the year ended December 31, 2007.

(2) The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at December 31, 2007, management estimate that a further $47.4 million will be required to be spent to fulfill this commitment.

(3) The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to its joint venture partners to spend. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.

Off Balance Sheet Arrangements

Neither during the year ended, nor as at December 31, 2007, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $150,000 during 2007 (2006 - $150,000). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.

Breckland Limited provides technical and advisory services to us on normal commercial terms. Mr. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. Amounts paid or payable to Breckland Limited during the year ended December 31, 2007 amounted to $39,416 (2006 - $140,165).

Amounts due to directors and executives at December 31, 2007 totaled $nil for directors fees (December 2006 - $18,000) and $nil for executive bonuses (December 2006 - $nil). An amount of $130,000 (2006 - $91,500) was paid to the directors for directors’ fees during the year.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preference shares are authorized. As of December 31, 2007, we had 31,026,356 common shares outstanding and 36,393,552 common shares on a fully diluted basis.

50 InterOil Annual Report

As of March 28, 2008, we had 31,026,356 common shares outstanding, 35,971,775 common shares on a fully diluted basis and 517,777 series A preferred shares outstanding.

Derivative Instruments

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.

The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.

For a description of our current derivative contracts as of December 31, 2007, see Note 8 to our financial statements for the year ended December 31, 2007 and 2006.

At December 31, 2007, InterOil had a net payable of $1,960,300 (2006 – net receivable of $1,759,575, 2005 – net receivable of $1,482,798) relating to commodity hedge contracts. Of this total, a receivable of $nil (2006 – payable of $45,925, 2005 – receivable of $897,798) relates to hedges deemed effective at December 31, 2007 and a payable of $1,960,300 (2006 – receivable of $1,805,500, 2005 – receivable of $585,000) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was nil (2006 – $1,385, 2005 – $1,016,998) and has been included in comprehensive income.

InterOil Annual Report 51

There were no outstanding hedge accounted contracts on which final pricing was to be determined in future periods as at December 31, 2007.

The following summarizes the hedge accounted contracts by derivative type on which final pricing will be determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Naphtha swap	Sell Naphtha	175,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)
Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

In addition to the above hedge accounted contracts, as at December 31, 2007, the Company had the following open non-hedge accounted derivative contracts outstanding.

All gains/losses on these contracts are included in general and administration expenses for the period.

As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

As at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	320,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)
Crude swap	Sell Crude	50,000

We will continue with our hedging and risk management program in 2008 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 3 of the notes to our consolidated financial statements for the year ended December 31, 2007, which summarizes our significant accounting policies.

52 InterOil Annual Report

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2007 and 2006 were $2.9 million and $1.4 million, respectively.

Oil and Gas Properties

We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses. The net costs of drilling exploratory wells carried as an asset as of December 31, 2007 and 2006 were $62.5 million and $41.0 million.

Asset Retirement Obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Environmental Remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Impairment of Long-Lived Assets

We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. We test longlived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected cash flows, investment rates, interest/ equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans. However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.

InterOil Annual Report 53

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

NEW ACCOUNTING STANDARDS

Financial Instruments and Capital Disclosures

Effective January 1, 2008 the Company will adopt the following new CICA sections:

CICA 3862 – Financial Instruments – Disclosures

•	CICA 3863 – Financial Instruments – Presentation; and
•	CICA 1535 – Capital Disclosures

Section 3862 and 3863 – Financial Instruments – Disclosures and Presentation:

The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:

a. the significance of financial instruments for the entity’s financial position and performance.

b. the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and

c. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

These revised sections would require InterOil to disclose additional information on the risk arising from financial instruments to which InterOil is exposed to, mainly relating to the derivative transactions of the Company. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.

Section 1535 – Capital Disclosures:

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section would require InterOil to disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.

NON-GAAP MEASUR E S AND RECONCILIATION

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/ (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.

54 InterOil Annual Report

The following table reconciles net income (loss), a Canadian GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

	2007				2006
Quarters ended ($ thousands)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Upstream	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)	(1,922)	(5,136)
Midstream – Refining	9,589	(1,332)	3,775	6,335	9,144	1,674	(8,188)	(5,229)
Midstream – Liquefaction	(797)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	3,627	3,301	2,760	3,028	1,143	1,954	3,559	(326)
Corporate and Consolidated	(2,394)	(3,105)	4,959	(1,930)	(2,299)	(853)	(3,770)	(1,321)
Earnings before interest, taxes, depreciation and amortization	6,897	(10,255)	5,557	3,102	6,873	1,370	(10,323)	(12,014)
Subtract:
Upstream	—	—	—	—	2	1	1	1
Midstream – Refining	4,397	8,155	2,156	2,091	2,479	3,329	2,731	2,343
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	1,145	3,320	(67)	40	37	38	39	38
Corporate and Consolidated	(99)	(6,252)	2,768	2,351	3,131	1,981	838	285
Interest expense	5,443	5,223	4,857	4,482	5,649	5,349	3,609	2,667
Upstream	—	—	—	—	—	—	—	—
Midstream – Refining	43	(69)	(12)	17	42	(46)	(137)	(118)
Midstream – Liquefaction	13	—	—	—	—	—	—	—
Downstream	1,112	(261)	32	483	996	416	1,005	(144)
Corporate and Consolidated	12	(214)	15	14	11	(126)	163	17
Income taxes and non-controlling interest	1,180	(544)	35	514	1,049	244	1,031	(245)
Upstream	134	(299)	338	309	233	202	173	198
Midstream – Refining	2,159	2,781	2,749	2,717	2,805	2,700	2,626	2,598
Midstream – Liquefaction	15	—	—	—	—	—	—	—
Downstream	700	497	552	455	537	222	89	62
Corporate and Consolidated	(21)	(20)	(20)	(21)	(21)	(24)	(26)	(20)
Depreciation and amortization	2,987	2,959	3,619	3,460	3,554	3,100	2,862	2,838
Upstream	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)	(2,098)	(5,335)
Midstream – Refining	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)
Midstream – Liquefaction	(825)	(4,104)	(444)	(322)	(396)	(298)	—	—
Downstream	670	(255)	2,242	2,050	(427)	1,278	2,426	(282)
Corporate and Consolidated	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)	(4,745)	(1,603)
Net income (loss) per segment	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)	(17,825)	(17,272)

InterOil Annual Report 55

STATEMENT REGARDING DISCLOSURE CONTROLS

As of December 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the our disclosure controls and procedures as defined under Multilateral Instrument 52-109 - Certification on Disclosure in Issuers’ Annual and Interim Filing. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer identified no control deficiencies in our internal controls over financial reporting as of December 31 2007. Should control deficiencies be identified, their potential effects on the financial statements, and our plans for remediation will be been described in Management’s S404 Certification.

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2007, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.

56 InterOil Annual Report

MANAGEMENT’S REPORT

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2007 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek

Chief Executive Officer

Collin Visaggio

Chief Financial Officer

InterOil Annual Report 57

INDEPENDENT AUDIT REPORT TO
THE SHAREHOLDERS OF INTEROIL
CORPORATION

We have completed an integrated audit of InterOil Corporation’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2006 and for each of the years in the two year period then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterOil Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2b) to the financial statements, the Company has suffered recurring losses and cash outflows from operations and has a working capital deficiency of $49.9 million due to the classification of the secured bridging facility of $130 million due for repayment on May 3, 2008, as a current liability. This raises substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to meeting repayment obligations of the secured bridging facility and improve the financial condition of the Company are also described in Note 2b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Internal control over financial reporting

We have also audited InterOil Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

58 InterOil Annual Report

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, material weaknesses relating to account reconciliations at the Downstream business unit and foreign currency translation were identified as described in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of InterOil Corporation’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Signed) PricewaterhouseCoopers

Melbourne, Australia

March 28, 2008

InterOil Annual Report  59

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	As at
	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Assets
Current assets:
Cash and cash equivalents (note 5)	43,861,762	31,681,435	59,601,807
Cash restricted (note 7)	22,002,302	29,301,940	16,452,216
Trade receivables (note 8)	63,145,444	67,542,902	49,958,973
Commodity derivative contracts (note 7)	-	1,759,575	1,482,798
Other assets	146,992	2,954,946	1,011,195
Inventories (note 9)	82,589,242	67,593,558	44,087,484
Prepaid expenses	5,102,540	880,640	638,216
Total current assets	216,848,282	201,714,996	173,232,689
Cash restricted (note 7)	382,058	3,217,284	210,053
Deferred financing costs (note 19)	-	1,716,757	1,256,816
Plant and equipment (note 10)	232,852,222	242,642,077	237,399,148
Oil and gas properties (note 11)	84,865,127	54,524,347	19,738,927
Future income tax benefit (note 12)	2,867,312	1,424,014	1,058,898
Total assets	537,815,001	505,239,475	432,896,531
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	60,427,607	76,095,369	29,905,493
Commodity derivative contracts (note 7)	1,960,300	-	-
Working capital facility - crude feedstock (note 15)	66,501,372	36,873,508	70,724,322
Deferred hedge gain (note 7)	-	1,385	1,016,998
Unsecured loan (note 18)	-	-	21,453,132
Deferred liquefaction project liability (note 19)	-	6,553,080	-
Current portion of secured loan (note 19)	136,776,760	13,500,000	9,000,000
Current portion of indirect participation interest - PNGDV (note 20)	1,080,004	730,534	-
Total current liabilities	266,746,043	133,753,876	132,099,945
Accrued financing costs (note 19)	-	1,087,500	921,109
Secured loan (note 19)	61,141,389	184,166,433	71,500,000
Preference share liability (note 23)	7,797,312	-	-
Deferred gain on contributions to LNG project (note 14)	9,096,537	-	-
Indirect participation interest (note 20)	96,086,369	96,861,259	96,861,259
Indirect participation interest - PNGDV (note 20)	844,490	1,190,633	9,685,830
Total liabilities	441,712,140	417,059,701	311,068,143
Non-controlling interest (note 21)	4,292	5,759,206	6,023,149
Shareholders’ equity:
Share capital (note 22)	259,324,133	233,889,366	223,934,500
Authorised - unlimited
Issued and outstanding - 31,026,356
(Dec 31, 2006 - 29,871,180)
(Dec 31, 2005 - 29,163,320)
Preference shares (note 23)	6,842,688	-	-
(Authorised - 1,035,554, issued and outstanding - 517,777)
Contributed surplus (note 24)	10,337,548	4,377,426	2,933,586
Warrants (note 25)	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income	6,025,019	1,492,869	477,443
Conversion options (note 20)	19,840,000	20,000,000	20,000,000
Accumulated deficit	(208,389,853)	(179,476,945)	(133,678,142)
Total shareholders’ equity	96,098,569	82,420,568	115,805,239
Total liabilities and shareholders’ equity	537,815,001	505,239,475	432,896,531

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 27), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director Christian Vinson, Director

60 InterOil Annual Report

CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in United States dollars)

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Revenue
Sales and operating revenues	625,526,068	511,087,934	481,180,645
Interest	2,180,285	3,223,995	1,830,808
Other	2,666,890	3,747,603	528,270
	630,373,243	518,059,532	483,539,723
Expenses
Cost of sales and operating expenses	573,609,441	499,494,540	467,246,990
Administrative and general expenses	39,270,348	20,728,618	14,672,793
Legal and professional fees	6,532,646	3,937,517	3,606,415
Exploration costs, excluding exploration impairment (note 11)	13,305,437	6,176,866	11,009,434
Exploration impairment (note 11)	1,242,606	1,647,185	19,570,073
Short term borrowing costs	13,212,112	8,478,540	8,855,857
Long term borrowing costs	9,536,162	11,856,872	6,351,337
Depreciation and amortization	13,024,258	12,352,672	11,036,550
Loss on amendment of indirect participation interest - PNGDV (note 20)	-	1,851,421	-
Gain on LNG shareholder agreement (note 19)	(6,553,080)	-	-
Foreign exchange gain	(5,078,338)	(4,744,810)	796,590
	658,101,592	561,779,421	543,146,039
Loss before income taxes and non-controlling interest	(27,728,349)	(43,719,889)	(59,606,316)

Income taxes (note 12)
Current	(2,491,761)	(1,232,487)	(2,605,265)
Future	1,284,869	(1,110,386)	(226,729)
	(1,206,892)	(2,342,873)	(2,831,994)

Loss before non-controlling interest	(28,935,241)	(46,062,762)	(62,438,310)

Non-controlling interest (note 21)	22,333	263,959	368,312

Net loss	(28,912,908)	(45,798,803)	(62,069,998)

Basic loss per share (note 26)	(0.96)	(1.55)	(2.15)
Diluted loss per share (note 26)	(0.96)	(1.55)	(2.15)
Weighted average number of common shares outstanding
Basic and diluted	29,998,133	29,602,360	28,832,263

See accompanying notes to the consolidated financial statements.

InterOil Annual Report 61

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in United States dollars)

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Cash flows provided by (used in):
Operating activities
Net loss	(28,912,908)	(45,798,803)	(62,069,998)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	(22,333)	(263,959)	(381,113)
Depreciation and amortization	13,024,258	12,352,672	11,036,550
Future income tax asset	(1,600,985)	1,333,108	244,733
Fair value adjustment on IPL PNG Ltd. acquisition	(367,935)	-	-
Loss/(Gain) on sale of plant and equipment	269,321	263,945	(95,053)
Impairment of plant and equipment	960,000	755,857	-
Amortization of discount on debt	-	28,891	161,255
Amortization of deferred financing costs	421,691	219,033	154,672
(Gain)/loss on unsettled hedge contracts	(47,314)	(71,875)	119,200
Loss on derivative contracts	3,765,800	(1,220,500)	(585,000)
Stock compensation expense	6,062,962	1,976,072	1,668,896
Inventory revaluation	-	-	355,215
Non-cash interest on secured loan facility	6,143,660	2,926,025	-
Oil and gas properties expensed	14,548,043	7,824,051	30,579,507
Loss on amendment of indirect participation interest - PNGDV	-	1,851,421	-
Gain on LNG shareholder agreement	(6,553,080)	-	-
Preference share transaction costs	390,000	-	-
Gain on buy back of minority interest	(394,290)	-	-
Loss on proportionate consolidation of LNG project	2,375,278	-	-
Unrealized foreign exchange gain	(5,078,338)	(4,744,810)	796,590
Change in operating working capital
Decrease/(increase) in trade receivables	6,661,838	(6,663,218)	8,751,789
(Increase) in commodity derivative contracts	-	-	(33,858)
(Increase)/decrease in other assets and prepaid expenses	(2,698,546)	4,051	(653,153)
(Increase)/decrease in inventories	(6,033,038)	2,642,493	(16,515,467)
(Decrease)/Increase in accounts payable, accrued liabilities and income tax payable	(43,630,528)	28,773,008	3,752,531
Net cash (used in)/from operating activities	(40,716,444)	2,187,462	(22,712,704)
Investing activities
Expenditure on oil and gas properties	(69,086,765)	(49,658,154)	(43,023,990)
Proceeds from IPI cash calls	21,782,988	-	-
Expenditure on plant and equipment	(7,289,319)	(13,585,792)	(5,575,194)
Expenditure on oil and gas properties applied against indirect participation interest (note 20)	(3,327)	1,667,396	-
Proceeds received on sale of assets	65,072	3,770,080	112,229
Acquisition of subsidiary (note 16)	(3,326,631)	(25,820,515)	-
Proceeds from insurance claim	7,000,000	-	-
Repayment of business combination financing	-	-	(12,226,581)
Decrease/(increase) in restricted cash held as security on borrowings	10,134,864	(15,856,955)	(1,063,046)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	15,449,784	2,412,621	(3,165,756)
Net cash (used in)/from investing activities	(25,273,334)	(97,071,319)	(64,942,338)

62 InterOil Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

(Continued)

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Financing activities
Repayments of secured loan	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from indirect participation interest	-	-	103,111,405
Proceeds from bridging facility, net of transaction costs	-	125,293,488	-
Financing fees related to bridging facility	(100,000)	-	-
Proceeds from PNG LNG cash call	9,450,308	-	-
Payments for deferred financing fees	(362,500)	-	-
(Repayments) to related parties	-	-	(1,056,251)
Proceeds from unsecured borrowings	-	-	21,453,132
Repayments of unsecured borrowings	-	(21,453,132)	-
Proceeds from Clarion Finanz for Elk option agreement	5,922,712	-	-
Proceeds from/(repayments of) working capital facility	29,627,864	(33,850,814)	(5,796,219)
Proceeds from issue of common shares, net of transaction costs	23,816,100	1,473,943	5,500,384
Proceeds from preference shares, net of transaction costs	14,250,000	-	-
Proceeds from conversion of warrants	65,621	-	-
Net cash from/(used in) financing activities	78,170,105	66,963,485	118,712,451
Increase/(decrease) in cash and cash equivalents	12,180,327	(27,920,372)	31,057,409
Cash and cash equivalents, beginning of period	31,681,435	59,601,807	28,544,398
Cash and cash equivalents, end of period (note 5)	43,861,762	31,681,435	59,601,807

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

InterOil Annual Report 63

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in United States dollars)

	Year Ended
	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Share capital
At beginning of period	233,889,366	223,934,500	216,813,654
Issue of capital stock (note 22)	25,434,767	9,954,866	7,120,846
At end of period	259,324,133	233,889,366	223,934,500
Preference shares
At beginning of period	-	-	-
Issue of shares (note 23)	6,842,688	-	-
At end of period	6,842,688	-	-
Contributed surplus
At beginning of period	4,377,426	2,933,586	1,841,776
Stock compensation (note 24)	5,960,122	1,443,840	1,091,810
At end of period	10,337,548	4,377,426	2,933,586
Warrants
At beginning of period	2,137,852	2,137,852	2,258,227
Movement for period (note 25)	(18,818)	-	(120,375)
At end of period	2,119,034	2,137,852	2,137,852
Accumulated Other Comprehensive Income
At beginning of period	1,492,869	477,443	463,200
Deferred hedge gain recognised on transition	1,385	-	-
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	-	-
Foreign currency translation adjustment movement for period, net of tax	4,532,150	1,015,426	14,243
At end of period	6,025,019	1,492,869	477,443
Conversion options
At beginning of period	20,000,000	20,000,000	20,000,000
Movement for period (note 20)	(160,000)	-	-
At end of period	19,840,000	20,000,000	20,000,000
Accumulated deficit
At beginning of period	(179,476,945)	(133,678,142)	(71,608,144)
Net loss for period	(28,912,908)	(45,798,803)	(62,069,998)
At end of period	(208,389,853)	(179,476,945)	(133,678,142)
Shareholders’ equity at end of period	96,098,569	82,420,568	115,805,239
See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in United States dollars)

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Net loss	(28,912,908)	(45,798,803)	(62,069,998)
Other comprehensive income, net of tax	4,530,765	1,015,426	14,243
Comprehensive loss	(24,382,143)	(44,783,377)	(62,055,755)

See accompanying notes to the consolidated financial statements

64 InterOil Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1. Nature of operations and organization

InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate.

Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the LNG project in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.

2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Basis of preparation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 29, Reconciliation to Accounting Principles Generally Accepted in the United States.

The consolidated financial statements for the year ended December 31, 2007 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

(b) Going concern

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the year ended December 31, 2007, the Company reported a loss of $28.9 million as compared to a loss of $45.8 million in 2006. The Company also reported a net operating cash inflow, before working capital movements, of $5.0 million for the year as compared to a cash outflow of $22.6 million in 2006. During the year 2007 the total operating cash outflow was $40.7 million.

Additionally, due to the reclassification to current liabilities of the $130.0 million secured bridging facility repayable on May 3, 2008, the Company has a working capital deficiency of $49.9 million as at December 31, 2007.

The Company has cash and cash equivalents of $43.9 million and $22.4 million in restricted cash as at December 31, 2007. The Company also has a short term working capital facility that is renewable annually. This facility is secured by the assets it is drawn down against. Management will initiate negotiations for renewal of this facility before the due date and expects the facility to be renewed.

InterOil Annual Report 65

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream; however, existing cash balances and ongoing cash generated from operations will not be sufficient to facilitate repayment of the $130 million secured bridging facility, or further development of the Elk/Antelope well prospect and the Midstream liquefaction LNG plant development. Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to meet these obligations and further its development plans.

The circumstances above raise uncertainties as to the ability of the Company to meet its obligations as they come due.

In recognition of these circumstances, the Company has undertaken steps to consider a range of options including further capital raisings and or asset sales to enable the Company to fund further development and to meet it’s obligations as they fall due. Management is currently in negotiations with Merrill Lynch to refinance the $130.0 million secured bridging facility that is due for repayment on May 3, 2008. As part of these negotiations, subsequent to year end, the Company has received a draft term sheet which outlines the terms and conditions for the refinancing of this secured bridging facility with a combination of long term secured term loans and warrants. As at March 28, 2008, Management is working towards the finalization of the term sheet and refinancing of the facility before the due date of the facility.

Management expects that the Company will be able to secure the necessary financing through one of, or a combination of undertakings. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern.

These financial statements reflect the going concern assumption, and therefore do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate; and these adjustments could be material.

(c) Principles of consolidation

Subsidiaries

The consolidated financial statements of the Company incorporates the assets and liabilities of InterOil Corporation as at December 31, 2007, December 31, 2006, December 31, 2005 and the results of all subsidiaries for the years then ended. Subsidiaries of InterOil Corporation as at December 31, 2007 include SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc. The consolidated results of InterOil’s proportionate shareholding in the LNG Project has been disclosed separately within the segment notes, refer to note 4.

Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

66 InterOil Annual Report

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j). Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation. Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell. The acquired entity has been renamed IPL (PNG) Ltd and became a fully owned subsidiary of InterOil Products Limited. The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.

During the year 2006, the Company set up PNG LNG Inc., a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility (‘LNG Project’) in PNG.

Proportionate consolidation of Joint Venture interests

During July 2007, the investment in PNG LNG Inc. (“Joint Venture Company” – previously 100% subsidiary of InterOil) was transferred from InterOil Corporation to InterOil LNG Holdings Inc. On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of this Shareholders’ Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders’ Agreement, from the date of the agreement. As the entity is now a joint venture, guidance under CICA 3055 – ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in InterOil’s consolidated financial statements from the date of the Shareholders’ Agreement. For further details on the impact of Shareholders Agreement and proportionate consolidation of the joint venture balances, refer to note 14 below.

(d) Changes in accounting policies

Financial instrument and hedging activities

Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

•	Section 1530, Comprehensive Income;

•	Section 3251, Equity;

•	Section 3855, Financial Instruments — Recognition andMeasurement; and

•	Section 3865, Hedges.

Comprehensive Income and Equity

Section 1530 – ‘Comprehensive Income’ establishes standards for reporting and presenting comprehensive income and accumulated other comprehensive income. Section 3251 – ‘Equity’ establishes standards for the presentation of equity and changes in equity during the reporting period.

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

In accordance with the transitional provisions within Section 1530 paragraph 10-12, InterOil has applied the guidance under this section to foreign currency translation of self-sustaining foreign operations, and retrospectively reclassified the ‘Foreign currency translation adjustment’ into the Statement of Comprehensive Income. The ‘Deferred hedge gain’ opening balance of $1,385 as at January 1, 2007 has also been reclassified from current liabilities into ‘Statement of Comprehensive Income’ and movements from the transition date will be included in ‘Other Comprehensive income’.

Financial Instruments – Recognition and Measurement, Disclosure and Presentation

Section 3855 – ‘Financial Instruments – recognition and measurement’ prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in net income for the period in which it arises.

InterOil Annual Report 67

Section 3861 – Financial Instruments – disclosure and presentation establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

In addition to the changes disclosed under Hedge Accounting below, InterOil has reclassified the ‘Deferred financing costs’ amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts. The transitional provisions under section 3855 provide for prospective application of the change, consequently, no prior period balances have been reclassified.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Hedge Accounting

Section 3865 – ‘Hedges’ establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge.

The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

On first time adoption, in accordance with the transition provisions of Section: 3865 - Hedges, $1,385 was taken up as the opening deferred hedge gain recognized on transition at January 1, 2007.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

68 InterOil Annual Report

The Company has adopted this standard effective January 1, 2007 and all required changes and disclosures have been made in the restatements made by the Company during the year.

(e) New standards issued but not yet effective

Effective January 1, 2008 the Company will adopt the following new CICA sections:

•	CICA 3862 – Financial Instruments – Disclosures
•	CICA 3863 – Financial Instruments – Presentation; and
•	CICA 1535 – Capital Disclosures

Effective January 1, 2009 the Company will adopt the new CICA section 3064 – Goodwill and intangible assets. Management does not expect any impact on the Company’s financial statements due to the adoption of this section.

Financial Instruments – Disclosure and Presentation

The objectives of these Sections are to require entities to provide disclosures in their financial statements that enable users to evaluate:

a.	the significance of financial instruments for the entity’s financial position and performance

b.	the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks; and

c.	to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

These revised sections would require InterOil to disclose additional information on the risk arising from financial instruments to which InterOil is exposed to, mainly relating to the derivative transactions of the Company. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.

Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This section would require InterOil to disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. InterOil will apply the provisions of these new Sections to all interim and annual financial statements issued by the Company effective January 1, 2008.

(f) Segment reporting

An operating segment (also referred to as a ‘business segment’) is a component of an enterprise:

a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),

b.	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.

The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management’s organization of the Company by business segment.

(g) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in United States Dollars which is InterOil’s functional and presentation currency.

InterOil Annual Report 69

Group companies

For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.

(h) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

Revenue from midstream operations

Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

Revenue from downstream operations

Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.

Interest income

Interest income is recognized on a time-proportionate basis.

(i) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise duty and other taxes in Papua New Guinea, Australia and Canada. The consolidated statement of operations is prepared on a net basis by the Company.

(j) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given,  shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

70 InterOil Annual Report

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k) Impairment of assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped  at the lowest levels for which there are separately identifiable cash flows.

(l) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m) Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.

(n) Trade receivables

The collectibility of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains control over these receivables.

(o) Inventory

Raw materials and stores and finished goods

Raw materials and stores and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.

InterOil Annual Report 71

Crude oil and refined petroleum products

Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs. The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.

(p) Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(q) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

72 InterOil Annual Report

(r) Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. In accordance with revised guidance under CICA Section 3861 – Financial Instruments – disclosure and presentation, InterOil has reclassified the unamortized deferred financing costs amounting to $1,716,757 as at January 1, 2007, previously disclosed as a separate item under Non-current assets, to offset the respective liability accounts.

(s) Plant and equipment

Refinery assets

The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets. During 2004, the Company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.

Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2007.

Other assets

Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

During the year 2006, InterOil adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase. This was effected retrospectively and all individual items not meeting the capitalization criteria adopted, were written off in 2006.

Leased assets

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of asset’s useful life and the lease term.

InterOil Annual Report 73

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Asset retirement obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs.

The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.

Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2007, no provision has been raised.

Disposal of property, plant and equipment

At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.

(t) Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion on the units-of production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

(u) Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(v) Employee entitlements

Wages and salaries, and annual leave

Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

74 InterOil Annual Report

Long Service Leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

Retirement benefit obligations

The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

Stock-based compensation

Stock-based compensation benefits are provided to employees pursuant to the 2006 Stock Incentive Plan (with some options still in existence having been granted under the now superseded Incentive Stock Option Plan of 2002). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.

Profit-sharing and bonus plans

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Earnings per share

Basic earnings per share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.

Diluted earnings per share

Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(x) Reclassification

Certain prior years’ amounts have been reclassified to conform to current presentation.

3. Financial Risk Management

The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

InterOil Annual Report 75

(a) Market risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.

The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.

Most of the Company transactions are undertaken in United States Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.

Price risk

The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

Product risk

The composition of the crude feedstock will vary the refinery output of products. The 2007 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (64%) (2006 - 65%, 2005 – 55%) and naphtha and low sulphur waxy residue (29%) (2006 – 28%, 2005 – 39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.

Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b) Credit risk

A significant amount of the Company’s export sales are made to one customer in Singapore which represented $124,502,170 (2006 - $86,156,904, 2005 -$151,106,105) or 20% (2006 – 17%, 2005 – 32%) of total sales in the year ended December 31, 2007. The Company’s domestic sales for the period ended December 31, 2007 were not dependent on a single customer or geographic region of Papua New Guinea.

The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.

76 InterOil Annual Report

The Company’s borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 19) and the working capital financing facility is provided by BNP Paribas (refer note 15). The Company is actively seeking to manage its cash flow and fair value interest-rate risks.

(e) Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

4. Segmented financial information

As stated in note 1, management has identified four major business segments - upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.

During the year 2006, the Company started incurring costs in relation to the Liquefaction project, which have been reported separately under Midstream – Liquefaction project below. During the current year a joint venture was formed to further the LNG project as disclosed in note 2(c) above. The joint venture balance have been proportionately consolidated and disclosed within the Midstream Liquefaction segment in addition to InterOil LNG Holdings Inc. which was incorporated to hold InterOil’s interest in the Joint Venture Company.

Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.

Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

InterOil Annual Report 77

4. Segmented financial information (cont’d)

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	233,868,997	-	391,657,071	-	-	625,526,068
Intersegment revenues	-	289,947,580	-	81,062	9,482,002	(299,510,644)	-
Interest revenue	407,348	69,721	41,215	13,679	13,954,079	(12,305,757)	2,180,285
Other revenue	2,139,336	-	-	527,554	-	-	2,666,890
Total segment revenue	2,546,684	523,886,298	41,215	392,279,366	23,436,081	(311,816,401)	630,373,243
Cost of sales and operating expenses	-	495,058,782	-	368,803,507	-	290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	16,349,058	5,688,932	10,774,921	20,276,009	(9,563,067)	48,546,224
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	-	(5,078,337)
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	-	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	-	-	-	-	-	13,305,437
Exploration impairment	1,242,606	-	-	-	-	-	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	-	16,798,634	-	4,437,994	11,074,173	(12,305,758)	20,005,043
Total segment expenses	20,673,683	532,722,103	5,724,317	386,205,825	25,028,730	(312,253,066)	658,101,592
(Loss)/income before income taxes and non-controlling interest	(18,126,999)	(8,835,805)	(5,683,102)	6,073,541	(1,592,649)	436,665	(27,728,349)
Income tax expense	-	-	(12,665)	(1,365,674)	171,447	-	(1,206,892)
Non controlling interest	-	20,899	-	-	-	1,434	22,333
Total net income/(loss)	(18,126,999)	(8,814,906)	(5,695,767)	4,707,867	(1,421,202)	438,099	(28,912,908)

Total assets	100,054,671	318,454,252	6,595,722	133,598,054	494,852,295	(515,739,993)	537,815,001

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	315,211,130	-	195,876,804	-	-	511,087,934
Intersegment revenues	-	136,583,916	-	22,480	8,669,933	(145,276,329)	-
Interest revenue	2,820,888	360,319	-	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	-	-	1,319,787	-	-	3,747,603
Total segment revenue	5,248,704	452,155,365	-	197,319,821	10,271,424	(146,935,782)	518,059,532
Cost of sales and operating expenses	-	451,374,165	-	183,511,182	-	(135,390,806)	499,494,541
Administrative, professional and general expenses	6,370,436	8,017,245	694,416	7,671,208	15,378,963	(8,552,604)	29,579,664
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	-	(4,744,811)
Exploration costs, excluding exploration impairment	6,176,866	-	-	-	-	-	6,176,866
Exploration impairment	1,647,185	-	-	-	-	-	1,647,185
Depreciation and amortisation	806,142	10,729,546	-	909,767	37,247	(130,030)	12,352,672
Interest expense	5,428	10,880,779	-	151,730	7,894,820	(1,659,453)	17,273,304
Total segment expenses	14,944,634	476,365,857	694,197	192,051,454	23,456,172	(145,732,893)	561,779,421
(Loss)/income before income taxes and non-controlling interest	(9,695,930)	(24,210,492)	(694,197)	5,268,367	(13,184,748)	(1,202,889)	(43,719,889)
Income tax expense	-	-	-	(2,273,773)	(69,100)	-	(2,342,873)
Non controlling interest	-	259,169	-	-	-	4,790	263,959
Total net income/(loss)	(9,695,930)	(23,951,323)	(694,197)	2,994,594	(13,253,848)	(1,198,099)	(45,798,803)

Total assets	85,335,500	325,351,819	(683,582)	98,722,803	393,700,711	(397,187,776)	505,239,475

78 InterOil Annual Report

4. Segmented financial information (cont’d)

Year ended December 31, 2005	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	356,326,763	-	124,853,882	-	-	481,180,645
Intersegment revenues	-	80,094,501	-	6,202	5,345,017	(85,445,720)	-
Interest revenue	1,011,511	244,157	-	95,317	686,718	(206,895)	1,830,808
Other revenue	283,634	496	-	245,760	30,509	(32,129)	528,270
Total segment revenue	1,295,145	436,665,917	-	125,201,161	6,062,244	(85,684,744)	483,539,723

Cost of sales and operating expenses	-	436,490,554	-	110,857,139	-	(80,100,703)	467,246,990
Office and admin and other expenses	2,426,909	9,204,613	-	4,724,568	11,608,822	(5,465,658)	22,499,254
Foreign exchange (gain)/loss	(689,084)	1,434,498	-	843	50,333	-	796,590
Exploration costs, excluding exploration impairment	11,009,434	-	-	-	-	-	11,009,434
Exploration impairment	19,570,073	-	-	-	-	-	19,570,073
Depreciation and amortisation	314,467	10,598,134	-	204,247	49,732	(130,030)	11,036,550
Interest expense	-	10,161,899	-	225,450	806,694	(206,895)	10,987,148
Total segment expenses	32,631,799	467,889,698	-	116,012,247	12,515,581	(85,903,286)	543,146,039
(Loss)/income before income taxes and non-controlling interest	(31,336,654)	(31,223,781)	-	9,188,914	(6,453,337)	218,542	(59,606,316)
Income tax expense	-	-	-	(2,755,845)	(76,149)	-	(2,831,994)
Non controlling interest	-	362,140	-	-	-	6,172	368,312
Total net income/(loss)	(31,336,654)	(30,861,641)	-	6,433,069	(6,529,486)	224,714	(62,069,998)

Total assets	78,926,578	314,904,035	-	47,342,109	317,227,597	(325,503,788)	432,896,531

5. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Cash on deposit	43,861,762	31,681,435	59,597,724
Bank term deposits
- Australian dollar deposits	-	-	4,083
	43,861,762	31,681,435	59,601,807

InterOil Annual Report 79

6. Supplemental cash flow information

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Cash paid during the year
Interest	16,934,058	8,548,552	13,373,832
Income taxes	2,344,282	2,306,218	1,656,985
Interest received	2,176,678	3,154,380	1,800,062
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	-	500,000	100,000
Increase in deferred gain on contributions to LNG project	9,096,537	-	-
Loss on proportionate consolidation of LNG project	2,375,278	-	-
Fair value adjustment on IPL PNG Ltd. acquisition (note 16)	(367,935)	-	-
Decrease in plant and equipment as a result of impairment	960,000	755,857	-
(Decrease)/increase in deferred liquefaction project liability	(6,553,080)	6,553,080	-
Reduction to plant and equioment due to negative goodwill on Enron buy-back	4,841,776	-	-
Increase in share capital from:
the exercise of share options	102,840	532,232	577,086
the exercise of warrants	18,818	-	120,375
conversion of indirect participation interest into share capital	934,890	7,948,691	923,000
Buyback of minority interest	496,500	-	-

7. Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2007, the Company earned 5.0% (2006 – 5.0%, 2005 – 2.9%) on the cash on deposit which related to the working capital facility. In 2007, cash and cash equivalents earned an average interest rate of 4.76% per annum (2006 – 5.1%, 2005 – 1.3%) on cash, other than the cash on deposit that was related to the working capital facility.

Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

Cash restricted

All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:

80 InterOil Annual Report

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Cash deposit on working capital facility (5.0%)	20,240,553	29,301,940	16,452,216
Debt reserve for secured loan	1,761,749	-	-
Cash restricted - Current	22,002,302	29,301,940	16,452,216

Cash deposit on secured loan (3.4%)	-	647,502	106,267
Debt reserve for secured loan	-	2,420,000	-
Bank term deposits on Petroleum Prospecting Licenses (0.4%)	116,090	107,997	103,786
Cash deposit on office premises (6.3%)	265,968	41,785	-
Cash restricted - Non-current	382,058	3,217,284	210,053
	22,384,360	32,519,224	16,662,269

Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the base facility plus any amounts that are fully cash secured. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).

The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.

Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2007, InterOil had a net payable of $1,960,300 (2006 – net receivable of $1,759,575, 2005 – net receivable of $1,482,798) relating to commodity hedge contracts. Of this total, a receivable of $nil (2006 – payable of $45,925, 2005 – receivable of $897,798) relates to hedges deemed effective at December 31, 2007 and a payable of $1,960,300 (2006 – receivable of $1,805,500, 2005 – receivable of $585,000) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was $nil (2006 - $1,385, 2005 - $1,016,998) and has been included in comprehensive income.

(a) Hedge accounted contracts

There was no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.

InterOil Annual Report 81

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Naphtha swap	Sell Naphtha	175,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)
Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

(b) Non-hedge accounted derivative contracts

In addition to the above hedge accounted contracts, as at December 31, 2007, the Company had the following open non-hedge accounted derivative contracts outstanding. Any gains/losses on these contracts are included in general and administration expenses for the period.

As at December 31, 2007:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

As at December 31, 2006:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	320,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)
Crude swap	Sell Crude	50,000

8. Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 15). As at December 31, 2007, $nil (2006 - $23,671,568, 2005 - $23,196,914) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2007, $38,033,715 (2006 - $55,955,400, 2005 - $39,430,264) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 15. This balance includes $33,703,069 (2006 - $20,186,665, 2005 - $5,059,192) of intercompany receivables which were eliminated on consolidation.

82 InterOil Annual Report

9. Inventories

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Midstream - refining and marketing (crude oil feedstock)	3,587,786	12,795,356	5,019,580
Midstream - refining and marketing (refined petroleum product)	43,173,806	22,329,270	25,967,357
Midstream - refining and marketing (parts inventory)	201,526	46,636	-
Downstream (refined petroleum product)	35,626,124	32,422,296	13,100,547
	82,589,242	67,593,558	44,087,484

At December 31, 2007 and 2006, all inventory balances are carried at cost where as in 2005 the balance reflected net realizable value. The net realizable value write downs for prior year 2005 of $355,215 is included in cost of sales.

At December 31, 2007, $46,963,118 (2006 - $35,171,262, 2005 - $30,986,937) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 15.

10. Plant and equipment

The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $313,946 (2006 - $118,644, 2005 - $132,375) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.

December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	-	457,092	2,622,735	3,405,625	-	6,485,452
Consolidation entries	-	-	-	-	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)

Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222

Capital expenditure	-	777,962	2,777,112	5,200,427	243,338	8,998,839

December 31, 2006	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	1,247,201	249,741,042	-	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	-	723,566	-	715,653	-	1,439,219
Consolidation entries	-	-	-	-	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	-	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	-	15,716,108	(2,872,044)	242,642,077
Capital expenditure	-	11,948,960	-	10,543,842	156,817	22,649,619

InterOil Annual Report 83

December 31, 2005	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	5,657,125	238,078,544	-	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	-	1,987,085	-	1,386,488	-	3,373,573
Consolidation entries	-	-	-	-	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	-	(7,332,042)	(198,808)	(19,084,976)
Net book value	5,348,747	228,819,881	-	6,218,863	(2,988,343)	237,399,148

Capital expenditure	-	3,284,108	-	1,902,334	95,782	5,282,224

During the year ended December 31, 2007, InterOil recognized a loss of $269,320 on the disposal of assets (2006 - loss of $263,945, 2005 – gain of $95,053).

During the year 2007, there was a reduction to plant and equipment in Midstream – Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 21).

During the year 2007, InterOil has booked an impairment loss of $960,000 on a barge owned by the Company. Negotiations are ongoing and the sale of the barge is expected in first quarter of 2008. During 2006, InterOil sold one of the two barges included in the upstream segment. Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized. These impairment losses are included in office and administrative expenses in the statement of operations.

11. Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Drilling equipment	22,326,171	18,242,972	15,100,860
Petroleum Prospecting License drilling programs at cost	62,538,956	36,281,375	4,638,067
	84,865,127	54,524,347	19,738,927

During the year ended December 31, 2007, the insurance claim for Elk well blowout was settled and an amount of $7,000,000 was received which reduced the carried forward balance of Elk-1 capitalized property.

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Exploration costs, excluding exploration impairment	13,305,437	6,176,866	11,009,434
Exploration impairment
Costs incurred in prior years	-	-	2,059,367
Costs incurred in current year	1,242,606	1,647,185	17,510,706
Total exploration impairment	1,242,606	1,647,185	19,570,073
	14,548,043	7,824,051	30,579,507

84 InterOil Annual Report

12. Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
(Loss) before income taxes and non controlling interest	(27,728,349)	(43,719,889)	(59,606,317)
Statutory income tax rate	35.10%	35.10%	35.10%
Computed tax (benefit)	(9,732,650)	(15,345,681)	(20,921,817)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	(2,481,828)	251,639	2,834,689
Non-deductible stock compensation expense	2,128,100	693,601	585,783
Gains and losses on foreign exchange	2,069,183	(1,687,001)	268,843
Tax rate differential in foreign jurisditions	720,014	1,103,122	696,307
Over provision for tax in prior years	(218,403)	(51,632)	(113,950)
Tax losses for which no future tax benefit has been brought to account	8,319,445	12,166,624	8,390,975
Temporary differences for which no future tax benefit has been brought to account	192,826	3,124,836	11,104,170
Temporary differences brought to account on acquisition of subsidiary	546,026	1,135,181	(34,902)
Other - net	(335,821)	952,184	21,896
	1,206,892	2,342,873	2,831,994

The future income tax asset comprised the tax effect of the following:

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Future tax assets
Temporary differences
Plant and equipment	(8,338,671)	3,030,479	2,665,173
Exploration expenditure	32,563,507	41,870,390	26,940,837
Other - net	1,549,740	122,713	99,833
	25,774,576	45,023,582	29,705,843
Losses carried forward	59,016,255	27,754,495	15,390,109
	84,790,831	72,778,077	45,095,952
Less valuation allowance	(81,923,519)	(71,354,063)	(44,037,054)
	2,867,312	1,424,014	1,058,898

All future tax assets recorded in the consolidated balance sheet relate to downstream assets in Papua New Guinea. The amounts are non current at December 31, 2007.

The valuation allowance for deferred tax assets increased by $10,569,456 (2006 - $27,317,010, 2005 – $26,558,389) in the year ended December 31, 2007. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2007 in respect of losses generated from the operations, carried forward exploration expenditure and other temporary differences.

InterOil Annual Report 85

The Refinery Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses incurred during the tax holiday will also be available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total K271,077,367 (US $95,554,772) at December 31, 2007. All losses incurred by InterOil have a twenty year carry forward period.

13. Accounts payable and accrued liabilities

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Accounts payable - crude import	-	41,006,000	-
Other accounts payable and accrued liabilities	57,162,039	32,304,793	26,005,034
Income tax payable	3,265,568	2,784,576	3,900,459
Total Accounts Payable and Accrued liabilities	60,427,607	76,095,369	29,905,493

14. Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, On July 30, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. The signing of the Agreement was a key milestone in furthering the proposal for the construction of a liquefaction plant to be built adjacent to our refinery. As part of the Shareholders’ Agreement, five ‘A’ Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require ‘Unanimous’ or ‘Super-majority’ Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

InterOil was also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders’ Agreement. The main items contributed by InterOil into the Joint venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, General Supply Agreements secured with other landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partners are being issued ‘B’ Class shares as they contribute cash into the Joint Venture Company by way of cash calls. Based on the Agreement, InterOil is not required to contribute towards cash calls from the Joint Venture Company until a total of $200,000,000 has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil.

Based on principles of proportionate consolidation, InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil’s shareholding within the Joint Venture Company as at December 31, 2007 is 90.72%, the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners shareholding (9.28%) amounting to $9,096,537 has been recognized by InterOil in its balance sheet as deferred gain. This deferred gain will increase as the other Joint Venture partners increase their shareholding in the project. The gain has been deferred in accordance with CICA 3055 – ‘Interests in Joint Ventures’ and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

86 InterOil Annual Report

15. Working capital facility – crude feedstock

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $170,000,000.

This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both; cash secured short term facility, and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 7.01% (2006 - 7.28%, 2005 – 5.81%).
The following table outlines the facility and the amount available for use at year end:

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Working capital credit facility	170,000,000	170,000,000	150,000,000

Less amounts included in the working capital facility liability:
Short term advances	(66,501,372)	(13,201,940)	(47,527,408)
Discounted receivables (note 8)	-	(23,671,568)	(23,196,914)
	(66,501,372)	(36,873,508)	(70,724,322)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(32,000,000)	(79,000,000)	(33,765,000)
Bank guarantees on hedging facility	(2,500,000)	(1,500,000)	(1,500,000)
Working capital credit facility available for use	68,998,628	52,626,492	44,010,678

At December 31, 2007, the company had a letter of credit outstanding for $32,000,000, for a crude cargo. The letter of credit expires on January 24, 2008.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $20,240,553 (2006 - $29,301,940, 2005 - $16,452,216) which is being maintained as a security margin for the facility. In addition, inventory of $46,963,118 (2006 - $35,171,272, 2005 - $30,986,937) and trade receivables of $38,033,715 (2006 - $55,955,400, 2005 - $34,371,072) also secured the facility. The trade receivable balance securing the facility includes $33,703,069 (2006 - $20,186,665, 2005 - $5,059,192) of inter-company receivables which were eliminated on consolidation.

InterOil Annual Report 87

16. Acquisition of a subsidiary

InterOil LNG Holdings Inc.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil’s investment in PNG LNG Inc.

InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

PNG LNG Inc. and Liquid Niugini Gas Ltd

In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream – liquefaction segment reported in these financials. In July 2007, InterOil Corporation transferred its investment in PNG LNG Inc. to InterOil LNG Holdings Inc. Refer to Note 2(c) for changes to InterOil’s shareholding in these entities due to the signing of the Shareholders’ Agreement on July 30, 2007.

IPL PNG Ltd.

On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.

The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.

As at December 31, 2006, InterOil had paid $30,639,000 in cash to Shell and a further balance was to be paid subject to a working capital adjustment. During the year ended December 31, 2007, InterOil paid $2,679,435 as final payment of purchase price for the working capital adjustment. In addition to the amounts paid and accrued by IPL, $818,606 of acquisition related costs have been incurred on the transaction.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$
Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	10,355,322
Total assets acquired	45,952,229

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	34,137,041

The net cash paid on purchase of IPL PNG of $29,147,146 is comprised of $33,318,435 paid to Shell and $818,606 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.

88 InterOil Annual Report

Direct Employment Services Company and SPI InterOil Holdings Limited

In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which was paid in cash. The purchase price reflected the book value of the shares at the time of acquisition.

DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Vice President of Corporate Development and Government Affairs.

17. Related parties

Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.

During the year, $150,000 (2006 - $150,000, 2005 - $150,000) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at December 31, 2007.

During the prior year ended December 31, 2005, a balance outstanding from 2004 of $1,056,251 was repaid in full. The loan had interest charged at 5.75% per annum while it was outstanding in 2005. For the year ended December 31, 2005, the Company incurred total interest to P.I.E amounting to $9,376.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $39,416 (2006 - $140,165, 2005 - $179,608).

Direct Employment Services Company (“DESC”)

The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Vice President of Corporate Development and Government Affairs prior to its acquisition by InterOil on November 23, 2005 (note 16). In 2005, InterOil acquired 100% of the issued share capital of the entity for a total cost of $1,000 which was paid in cash. Christian Vinson received $500 for his 50% interest in the entity. The purchase price reflected the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 for its management services in the nine months ended September 30, 2005.

InterOil Annual Report 89

Director fees

Amounts due to Directors at December 31, 2007 totaled $nil for Directors fees (2006 - $18,000, 2005 - $30,500) and $nil for Executive Director bonuses (2006 - $nil, 2005 - $573,571). These amounts are included in accounts payable and accrued liabilities. An amount of $130,000 (2006 - $91,500, 2005 - $91,500) was paid to the Directors for Directors fees during the year. In addition to the above fees, the directors are issued with 15,000 options each and every year for their services.

BNP Paribas

One of our Directors - Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 15) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).

18. Unsecured loan

On January 28, 2005, InterOil obtained a $20 million term loan facility with Clarion Finanz. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.

The loan and all accrued interest was repaid during 2006 and therefore the total balance outstanding at December 31, 2007 is $nil (2006 – $nil, 2005 - $21,453,132).

19. Secured loan

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Secured loan (OPIC) - current portion	9,000,000	13,500,000	9,000,000
Secured loan (bridging facility) - current portion	127,810,093	-	-
Secured loan (bridging facility) - deferred financing costs	(33,333)	-	-
Total current secured loan	136,776,760	13,500,000	9,000,000

Secured loan (OPIC) - non current portion	62,500,000	62,500,000	71,500,000
Secured loan (OPIC) - deferred financing costs	-	-	-
Secured loan (bridging facility) - non current portion	(1,358,611)	121,666,433	-
Total non current secured loan	61,141,389	184,166,433	71,500,000

Total secured loan	197,918,149	197,666,433	80,500,000

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $214,219,029 at December 31, 2007 (2006 - $228,704,267, 2005 - $225,669,179).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2007 the weighted average interest rate was 7.10% (2006 - 7.01%, 2005 - 7.10%) and the total interest expense included in long term borrowing costs was $5,339,500 (2006 - $5,512,975, 2005 - $6,038,887).

90 InterOil Annual Report

The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred until January 31, 2008 and February 29, 2008 respectively, and payment of interest previously due on December 31, 2006 and June 30, 2007 was deferred until September 30, 2007. The scheduled repayment of interest and principal payments (due on December 31, 2007 onwards) recommenced on September 30, 2007 and December 31, 2007 respectively. The deferred interest and principal payment due in December 31, 2007 were paid prior to year end. Subsequent to the year end, a further amendment was agreed with OPIC which further deferred the principal payments due on January 31, 2008 and February 29, 2008, under the amendment referred to above, until the end of the loan agreement, being on June 30, 2015 and December 31, 2015.

As at the year end, two installment payments each amounting to $4,500,000 each which will be due for payment on June 30, 2008 and December 31, 2008 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.

Deferred financing costs relating to the OPIC loan of $1,358,611 (2006 - $1,582,555, 2005 - $1,256,816, 2004 - $1,311,488) are being amortized over the period until December 2014. Effective January 1, 2007 the deferred financing costs have been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

The accrued financing costs of $1,087,500 (2006 - $1,450,000, 2005 - $921,109) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500, the first of which commenced on December 31, 2007. As at December 31, 2007 the balance payable of $1,087,500 is included under current liabilities.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. As at December 31, 2007, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.

The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan was to be 4% commencing on May 3, 2006 and ending on July 31, 2007. Between July 31, 2007 and the end of the facility (May 3, 2008), the interest rate was to be 10% unless a definitive LNG/NGL Project Agreement was executed on or before July 31, 2007. If the Project Agreement was delivered on or before July 31, 2007, the interest rate would continue to be 4% for the full life of the loan. The definitive LNG/NGL Project Agreement was executed on July 30, 2007 which has resulted in the interest rate of 4% continuing for the full life of the loan.

InterOil Annual Report 91

The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows included not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows were adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.

The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as Deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the profit and loss account as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2007. The balance as at December 31, 2007 was $33,333.

As of December 31, 2007, the company was in compliance with all applicable covenants for both facilities.

20. Indirect participation interests

Indirect participation interest – IPI

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Indirect participation interest - IPI	96,086,369	96,861,259	96,861,259

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.

Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program. During the year ended December 31, 2007, one of the IPI investors converted their interest into 26,667 shares. The balance indirect participation interest that may be converted into shares is a maximum of 3,306,667 common shares (Dec 2006 – 3,333,334, Dec 2005 – 3,333,334).

Under the IPI agreement, InterOil is responsible for drilling the eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares. InterOil has drilled three exploration wells under the IPI agreement as at December 31, 2007.

92 InterOil Annual Report

The non-financial liability has been valued at $105,000,000, being the estimated expenditures to complete the eight well drilling program, and the residual value of $20,000,000 has been allocated to conversion option presented under Shareholder’s equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. This balance has been further reduced by $774,890 due to conversion of IPI interest into share capital by an investor in quarter ended March 31, 2007. The conversion option balance of $20,000,000 has also been reduced by $160,000 being the amount relating to the share conversion by the investor during the quarter ended March 31, 2007.

InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors and they elect to participate in the Petroleum Development License (‘PDL’) for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All Geological & Geophysical (‘G&G’) costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the ‘Oil and gas properties’ in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

Indirect participation interest – PNGDV

	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Current portion	1,080,004	730,534	-
Non current portion	844,490	1,190,633	9,685,830
Total indirect participation interest - PNGDV	1,924,494	1,921,167	9,685,830

As at December 31, 2007, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,924,494 (2006 - $1,921,167, 2005 - $9,685,830). In 2006 an amendment was made to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four exploration wells (the first of the four wells is Elk-1, with an additional three exploration wells to be drilled). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized an initial liability relating to its obligation to drill the above four wells on behalf of the investors of $3,588,560. The difference between the opening balance and the amount allocated to share capital and the revised amount allocated to the liability of $1,851,421 has been expensed as a cost of amending the original transaction.

InterOil Annual Report 93

During the year ended December 31, 2007, a credit of $3,327 due to an over accrual in prior year (Dec 2006 – a debit of $1,667,396) of geological and geophysical costs and drilling costs have been allocated against the liability bringing the remaining balance to $1,924,494. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike IPI non-financial liability noted above.

Other

In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from the fifth well under the IPI#3 contract. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

21. Non controlling interest

On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount.

On December 31, 2007 an agreement was reached with Enron to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation’s shares. Guidance under CICA 1600 ‘Consolidated Financial Statements’ for acquisition of minority interest was followed and negative goodwill first assigned against acquired assets and the remaining excess of $394,289 has been credited to the Statement of Operations.

$
Minority interest prior to buyback	5,732,565
Less: Fair value of InterOil shares issued	(496,500)
Negative goodwill on buyback	5,236,065
Less: Costs assignable to acquired assets	(4,841,776)
Gain on buyback of minority interest	394,289

At December 31, 2007, a subsidiary, SP InterOil LDC, holds 100% (2006 - 98.92%, 2005 - 98.83%) of the non-voting participating shares issued from EP InterOil Ltd.

The balance non controlling interest as at Dec 2007 relates to Petroleum Independent and Exploration Corporation’s (“PIE Corp.”) 0.02% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.

22. Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

94 InterOil Annual Report

Common shares - Changes to issued share capital were as follows:

	Number of Shares	$
January 1, 2005	28,310,884	216,813,654

Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500
December 31, 2005	29,163,320	223,934,500

Shares issued on exercise of options	132,285	2,006,175
Shares issued on conversion of indirect participation interest - PNGDV	575,575	7,948,691
December 31, 2006	29,871,180	233,889,366

Shares issued on exercise of options	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000

December 31, 2007	31,026,356	259,324,133

23. Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000. Subsequent to year end these preference shares were registered.

The preferred stock is perpetual and carries a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers’ option on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2007. The holder can convert into common shares at any time. The issuer has the option to convert preferred stock into common shares of the Company if, for ten (10) trading days during any period of thirty (30) consecutive trading days (including the last trading day of such period), the closing price of IOC common shares equals or exceeds the Conversion Price of the Series A Preferred Shares of $36.94. InterOil can also opt to liquidate these preference shares by paying $36.94 per share (amounting to $19,126,682) of convertible preferred stock, plus an amount equal to the sum of all accumulated and unpaid dividends.

The Preferred Shares will rank senior to all InterOil common shares and to all other InterOil capital shares issued. The Preferred Shares will rank junior to all IOC existing and future debt obligations. These preference shares will also have to settle in cash if a ‘fundamental change’ as defined in the agreement occurs. A ‘fundamental change’ will be deemed to occur upon a change of control or a termination of trading. A ‘change of control’ will be deemed to occur if there is a change of more than 50% shareholding in the Company, merger (excluding mergers where existing holders continue to hold majority vote and mergers solely for the purpose of changing the company’s jurisdiction), liquidation or dissolution occurs. A ‘termination of trading’ is deemed to occur if the stock is not listed on a US national securities exchange or approved for trading on an established automated over the counter trading market in the US.

InterOil Annual Report 95

Based on guidance under CICA 3861, the preference shares should be assessed based on the rights attached to those shares in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management has assessed that although the preference shares issued exhibit some characteristics of equity instrument, the fixed interest right is in the nature of a liability. Management has applied residual basis and decided to value the liability component first and assign the residual value to the equity component. Management has fair valued the liability component by discounting the expected interest payments using a nominal rate of 8.9% being the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $7,797,312 and the remaining balance of $7,202,688 was allocated to the equity component.

The transaction costs relating to the preference share issue amounting to $750,000 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component has been expensed, and costs relating to the equity component have been allocated against the equity component recognized.

The preference dividend payment of 5% per annum is treated as an interest expense and is expensed in the Statement of Operations for the year. The preference dividend paid in cash for the year ended December 31, 2007 was $84,247.

24. Stock compensation

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, vesting generally between one to four years after the date of grant, have an exercise period of three to ten years after the date of grant, and subject to the option plan rules. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

	December 31, 2007		December 31, 2006		December 31, 2005
Stock options outstanding	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,013,500	20.59	746,800	22.23	1,162,322	9.91
Granted	354,750	32.91	725,500	15.87	516,450	25.82
Exercised	(22,000)	(14.37)	(132,285)	(11.14)	(781,322)	(6.50)
Forfeited	(143,250)	(25.94)	(285,433)	(18.01)	(74,000)	(13.11)
Expired	(2,500)	(27.00)	(41,082)	(15.36)	(76,650)	(26.01)
Outstanding at end of period	1,200,500	23.70	1,013,500	20.59	746,800	22.23

At December 31, 2007, there were an additional 1,137,250 (2006 - 2,570,500, 2005 – 911,068) common shares reserved for issuance under the Company’s stock option plans. The decrease in the shares reserved is due to the cancellation of certain shares reserved under the 2002 plan after the new stock option plan was issued in 2006.

	Options issued and outstanding			Options exercisable
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)	Number of options	Weighted average exercise price $
12.01 to 24.00	647,000	17.53	2.89	262,000	18.15
24.01 to 31.00	419,500	27.84	2.03	93,000	29.40
31.01 to 41.00	44,000	39.39	0.66	-	-
41.01 to 51.00	90,000	41.08	1.42	90,000	41.08
	1,200,500	23.70	2.21	445,000	25.14
Aggregate intrinsic value of the 1,200,500 options issued and outstanding as at December 31, 2007 is $12,395,452. Aggregate intrinsic value of 445,000 options exercisable as at December 31, 2007 is $5,976,972.

96 InterOil Annual Report

The weighted-average grant-date fair value of options granted during the years 2007, 2006, and 2005 was $19.34, $8.89, and $9.36, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $102,840, $532,232, and $577,086 respectively. Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2007, 2006, and 2005, was $316,100, $1,473,942, and $5,081,850, respectively.

The fair value of the 354,750 (2006 - 725,500, 2005 - 516,450) options granted subsequent to January 1, 2007 has been estimated at the date of grant in the amount of $6,859,131 (2006 - $6,447,315, 2005 - $4,834,139) using a Black-Scholes pricing model. An amount of $6,062,962 (2006 - $1,976,072, 2005 - $1,668,896) has been recognized as compensation expense for the year ended December 31, 2007. Of the current year compensation expense of $6,062,962 (2006 - $1,976,072, 2005 - $1,668,896), $5,960,122 (2006 - $1,443,840, 2005 – $1,091,810) was adjusted against contributed surplus under equity and $102,840 (2006 - $532,230, 2005 – $577,086) was applied to share capital.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2007	October1 to Dec 31	3.4	-	74	5.0
2007	January 1 to Sep 30	5	-	63	5.0
2006	October 1 to December 31	4.6	-	65	5.0
2006	July 1 to September 30	5.1	-	68	4.2
2006	January 1 to June 30	4.4	-	60	4.8
2005	July 1 to December 31	2.5	-	55	3.6
2005	January 1 to June 30	2.5	-	45	3.2

25. Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 337,252 (2006 – 340,247, 2005 – 340,247) were outstanding at December 31, 2007. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: riskfree interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.

26. Loss per share

Preferred stock, warrants, conversion options and stock options totaling 5,367,196 common shares at prices ranging from $13.67 to $43.66 were outstanding as at December 31, 2007 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares 2007	Number of shares 2006
Preferred stock	517,777	-
Employee stock options	1,200,500	1,013,500
IPI Indirect Participation interest - conversion options	3,306,667	3,333,334
Warrants	337,252	340,247
Others	5,000	5,000
Total stock options/shares outstanding	5,367,196	4,692,081

InterOil Annual Report 97

27. Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan obligations	199,310	136,810	9,000	9,000	9,000	9,000	26,500
Accrued financing costs	1,088	1,088	-	-	-	-	-
Indirect participation interest - PNGDV (note 20)	1,924	1,080	844	-	-	-	-
Indirect participation interest (note 20) (a)	96,086	-	96,086	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	388	-	236	152	-	-	-
Petroleum prospecting and retention licenses (b)	7,899	2,183	5,716	-	-	-	-
	306,695	141,161	111,882	9,152	9,000	9,000	26,500

(a) The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at December 31, 2007, management estimate that a further $47,422,277 will be required to be spent to fulfill this commitment.

(b) The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.

Contingencies

The Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in two legal proceedings Todd Peters, et al v. Phil Mulacek, et al; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas, and Paul A. Martin, et al v. Philippe Mulacek et al; Cause No. 06-62617; in the 333rd Judicial District Court of Harris County, Texas. The Company and certain of its subsidiaries have been named as additional defendants in both matters. The claims have been filed by partners of one of the entities that owned certain equipment sold to a subsidiary of the Company in 1996-1997, and allege breach of fiduciary duties by the defendants, including the Company. The plaintiffs in the Peters matter have alleged actual damages in the amount of $118,068,759, plus unspecified punitive damages. The Plaintiffs in the Martin matter have not specified damages. Mr. Mulacek, for himself and his controlled entities, is vigorously contesting the claims. The Company is also vigorously defending the claims, and management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Import Parity Price (‘IPP’) formula

The Company has also been negotiating with the Papua New Guinea government to revise the Import Parity Price (‘IPP’) formula which governs refined product sales in Papua New Guinea. During the period beginning November 30, 2007, an interim agreement was reached with PNG Government to apply a revised IPP formula for all sales from that date for a three month period to end February 2008. The interim agreement also provides for an independent review of the interim IPP formula for appropriateness before it is finalized as the permanent IPP formula. The Papua New Guinea Government has extended the interim pricing arrangements for a further month, pending completion of that review and agreement between the State and the Company.

98 InterOil Annual Report

28. Subsequent events

Subsequent to year end, an amendment to the secured loan has been agreed with OPIC whereby the principal installments due on January 31, 2008 and February 29, 2008 of $4,500,000 each has been deferred to the end of the secured loan period.

29. Reconciliation to accounting principles generally accepted in the United States

The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2007, 2006, and 2005 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

InterOil Annual Report 99

29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated Balance Sheets

	As at
	December 31, 2007 $		December 31, 2006 $		December 31, 2005 $
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Current assets:
Cash and cash equivalents (8)	43,861,762	40,152,026	31,681,435	31,681,435	59,601,807	59,601,807
Cash restricted (8)	22,002,302	21,916,736	29,301,940	29,301,940	16,452,216	16,452,216
Trade receivables	63,145,444	63,145,444	67,542,902	67,542,902	49,958,973	49,958,973
Commodity derivative contracts	-	-	1,759,575	1,759,575	1,482,798	1,482,798
Other assets (8)	146,992	120,460	2,954,946	2,954,946	1,011,195	1,011,195
Inventories	82,589,242	82,589,242	67,593,558	67,593,558	44,087,484	44,087,484
Prepaid expenses (8)	5,102,540	5,076,006	880,640	880,640	638,216	638,216
Total current assets	216,848,282	212,999,914	201,714,996	201,714,996	173,232,689	173,232,689
Cash restricted	382,058	382,058	3,217,284	3,217,284	210,053	210,053
Deferred financing costs (6)	-	1,395,066	1,716,757	1,716,757	1,256,816	1,256,816
Investment in LNG Project (8)	-	5,848,612	-	-	-	-
Plant and equipment (1), (8)	232,852,222	219,117,006	242,642,077	231,175,281	237,399,148	225,171,192
Oil and gas properties	84,865,127	84,865,127	54,524,347	54,524,347	19,738,927	19,738,927
Future income tax benefit	2,867,312	2,867,312	1,424,014	1,424,014	1,058,898	1,058,898
Total assets	537,815,001	527,475,095	505,239,475	493,772,679	432,896,531	420,668,575
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (6), (8)	60,427,607	59,682,621	76,095,369	76,095,369	29,905,493	29,905,493
Commodity derivative contracts	1,960,300	1,960,289	-	-	-	-
Working capital facility - crude feedstock	66,501,372	66,501,372	36,873,508	36,873,508	70,724,322	70,724,322
Deferred hedge gain (2)	-	-	1,385	-	1,016,998	-
Unsecured loan	-	-	-	-	21,453,132	21,453,132
Deferred liquefaction project liability	-	-	6,553,080	6,553,080	-	-
Current portion of secured loan (6)	136,776,760	136,810,093	13,500,000	13,500,000	9,000,000	9,000,000
Current portion of indirect participation interest - PNGDV	1,080,004	1,080,004	730,534	730,534	-	-
Total current liabilities	266,746,043	266,034,379	133,753,876	133,752,491	132,099,945	131,082,947
Accrued financing costs	-	-	1,087,500	1,087,500	921,109	921,109
Secured loan (6)	61,141,389	62,500,000	184,166,433	184,166,433	71,500,000	71,500,000
Preference share liability (7)	7,797,312	-	-	-	-	-
Deferred gain on contributions to LNG project (8)	9,096,537	-	-	-	-	-
Indirect participation interest (4)	96,086,369	115,926,369	96,861,259	116,861,259	96,861,259	116,861,259
Indirect participation interest - PNGDV	844,490	844,490	1,190,633	1,190,633	9,685,830	9,685,830
Total liabilities	441,712,140	445,305,238	417,059,701	437,058,316	311,068,143	330,051,145
Non-controlling interest (5)	4,292	4,388	5,759,206	5,416,831	6,023,149	5,682,695
Preference shares (7)	-	14,250,000	-	-	-	-
Shareholders’ equity:
Share capital	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500
Preference shares (7)	6,842,688	-	-	-	-	-
Contributed surplus	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586
Warrants	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852
Accumulated Other Comprehensive Income	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985
Conversion options (4)	19,840,000	-	20,000,000	-	20,000,000	-
Accumulated deficit	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)
Total shareholders' equity	96,098,569	67,915,469	82,420,568	51,297,532	115,805,239	84,934,735
Total liabilities and shareholders' equity	537,815,001	527,475,095	505,239,475	493,772,679	432,896,531	420,668,575

100 InterOil Annual Report

29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
	$		$		$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Revenue
Sales and operating revenues (2)	625,526,068	625,526,068	511,087,934	511,189,438	481,180,645	481,180,645
Interest income	2,180,285	-	3,223,995	-	1,830,808	-
Other income	2,666,890	-	3,747,603	-	528,270	-
	630,373,243	625,526,068	518,059,532	511,189,438	483,539,723	481,180,645
Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (2)	573,609,441	573,609,441	499,494,540	499,584,532	467,246,990	467,400,576
Administrative and general expenses (2), (8)	39,270,348	38,153,126	20,728,618	20,762,574	14,672,793	14,687,717
Legal and professional fees (8)	6,532,646	6,038,280	3,937,517	3,937,517	3,606,415	3,606,415
Exploration costs, excluding exploration impairment	13,305,437	13,305,437	6,176,866	6,176,866	11,009,434	11,009,434
Exploration impairment	1,242,606	1,242,606	1,647,185	1,647,185	19,570,073	19,570,073
Short term borrowing costs	13,212,112	11,151,150	8,478,540	8,478,540	8,855,857	8,855,857
Long term borrowing costs (7)	9,536,162	9,536,162	11,856,872	11,856,872	6,351,337	6,351,337
Depreciation and amortization (1), (8)	13,024,258	12,550,011	12,352,672	11,591,513	11,036,550	10,836,696
Loss on amendment of indirect participation interest - PNGDV	-	-	1,851,421	1,851,421	-	-
Gain on LNG shareholder agreement (note 20)	(6,553,080)	(6,553,080)	-	-	-	-
Gain on equity accounted investment (8)	-	(5,561,684)	-	-	-	-
Foreign exchange loss/(gain) (2)	(5,078,338)	(5,099,651)	(4,744,810)	(4,744,810)	796,590	796,590
Non-controlling interest (5)	(22,333)	(22,236)	(263,959)	(265,865)	(368,312)	(368,475)
Interest income (8)	-	(2,146,183)	-	(3,223,995)	-	(1,830,808)
Other income	-	(2,666,890)	-	(3,747,603)	-	(528,270)
	658,079,259	643,536,489	561,515,462	553,904,747	542,777,727	540,387,142
Loss before income taxes	(27,706,016)	(18,010,421)	(43,455,930)	(42,715,309)	(59,238,004)	(59,206,497)
Income tax expense (3), (8)	(1,206,892)	(1,194,227)	(2,342,873)	(2,342,873)	(2,831,994)	(2,831,994)
Net loss	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)	(62,069,998)	(62,038,491)

InterOil Annual Report 101

29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended
	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
Net loss as shown in the Canadian GAAP financial statements	(28,912,908)	(45,798,803)	(62,069,998)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	478,935	761,159	199,854
Decrease in non-controlling interest expense (5)	(96)	1,907	163
Decrease in administrative and general expenses from ineffective portion of hedges (2)	-	-	22,456
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (8)	9,097,535	-	-
Increase in sales from ineffective portion of hedges (2)	-	101,504	-
Decrease in long term borrowing costs relating to financing costs on preference shares expensed	390,000	-	-
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP	84,247	-	-
Description of items having the effect of decreasing reported income
Reduced gain on sale of minority interest under U.S. GAAP (5)	(342,361)	-	-
Increase in cost of sales and operating expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	-	-	(153,586)
Increase in cost of sales from ineffective portion of hedges (2)	-	(89,993)	-
Increase in administrative and general expenses from ineffective portion of hedges (2)	-	(33,956)	-
Increase in administrative and general expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	-	-	(37,380)
Net loss according to US GAAP	(19,204,648)	(45,058,182)	(62,038,491)

Statements of comprehensive income/(loss), net of tax

	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Net loss in accordance with U.S. GAAP, net of tax	(19,204,648)	(45,058,182)	(62,038,491)
Foreign currency translation reserve, net of tax	4,532,150	1,015,426	14,243
Deferred hedge gain, net of tax	(1,389)	(993,153)	457,184
Total other comprehensive income, net of tax	4,530,761	22,273	471,427
Comprehensive loss, net of tax	(14,673,887)	(45,035,909)	(61,567,064)

102 InterOil Annual Report

29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated Statements of Sharholders’ Equity

	Year ended
	December 31, 2007		December 31, 2006		December 31, 2005
	$		$		$
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Share capital
At beginning of period	233,889,366	233,889,366	223,934,500	223,934,500	216,813,654	216,813,654
Issue of capital stock	25,434,767	25,434,767	9,954,866	9,954,866	7,120,846	7,120,846
At end of period	259,324,133	259,324,133	233,889,366	233,889,366	223,934,500	223,934,500
Preference Shares
At beginning of period	-	-	-	-	-	-
Issue of Preference shares	6,842,688	-	-	-	-	-
At end of period	6,842,688	-	-	-	-	-
Contributed surplus
At beginning of period	4,377,426	4,377,426	2,933,586	2,933,586	1,841,776	1,841,776
Stock compensation	5,960,122	5,960,122	1,443,840	1,443,840	1,091,810	1,091,810
At end of period	10,337,548	10,337,548	4,377,426	4,377,426	2,933,586	2,933,586
Warrants
At beginning of period	2,137,852	2,137,852	2,137,852	2,137,852	2,258,227	2,258,227
Movement for period	(18,818)	(18,818)	-	-	(120,375)	(120,375)
At end of period	2,119,034	2,119,034	2,137,852	2,137,852	2,137,852	2,137,852
Accumulated Other Comprehensive Income
At beginning of period	1,492,869	1,494,258	477,443	1,471,985	463,200	1,000,558
Deferred hedge gain recognised on transition	1,385	-	-	-	-	-
Deferred hedge (loss)/gain movement for period, net of tax	(1,385)	(1,389)	-	(993,153)	-	457,184
Foreign currency translation adjustment movement for period, net of tax	4,532,150	4,532,150	1,015,426	1,015,426	14,243	14,243
At end of period	6,025,019	6,025,019	1,492,869	1,494,258	477,443	1,471,985
Conversion Options
At beginning of period	20,000,000	-	20,000,000	-	20,000,000	.
Movement for period	(160,000)	-	-	-	-	-
At end of period	19,840,000	-	20,000,000	-	20,000,000	-
Accumulated Deficit
At beginning of period	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)	(71,608,144)	(83,504,697)
Net loss for period	(28,912,908)	(19,204,648)	(45,798,803)	(45,058,182)	(62,069,998)	(62,038,491)
Deduct:
Preference Share Dividends	-	(84,247)	-	-	-	-
At end of period	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)	(133,678,142)	(145,543,188)
Shareholders’ equity at end of period	96,098,569	67,915,469	82,420,568	51,297,532	115,805,239	84,934,735

InterOil Annual Report 103

29. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per consolidated cash flows)	(40,716,444)	2,187,462	(22,712,704)

Reconciling items:
Exploration costs expensed including exploration impairment	(14,548,043)	(7,824,051)	(30,579,507)
Being LNG project equity accounted under US GAAP as opposed to proportionate consolidation under Canadian GAAP	(1,797,833)	-	-
Operating activities - U.S. GAAP	(57,062,320)	(5,636,589)	(53,292,211)

Investing activities - Canadian GAAP (as per consolidated cash flows)	(25,273,334)	(97,071,319)	(64,942,338)

Reconciling items:
Exploration costs expensed including exploration impairment	14,548,043	7,824,051	30,579,507
Being cash investment in LNG Project	(1,976,975)	-	-
Being reversal of PNG LNG cash call proportionately consolidated in cash flow statement	65,072	-	-
Investing activities - U.S. GAAP	(12,637,194)	(89,247,268)	(34,362,831)

Financing activities - Canadian and U.S. GAAP	78,170,105	66,963,485	118,712,451

(Decrease)/increase in cash and cash equivalents	8,470,591	(27,920,372)	31,057,409
Cash and cash equivalents, beginning of period (U.S.GAAP)	31,681,435	59,601,807	28,544,398
Cash and cash equivalents, end of period (U.S. GAAP)	40,152,026	31,681,435	59,601,807

Under Canadian GAAP, InterOil share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement. The cash flows would be classified between operating, investing and financing as per the nature of the transaction. Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances. The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (8) below).

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2007, 2006 and December 31, 2005.

104 InterOil Annual Report

Weighted average number of shares on which earnings per share calculations	Year ended December 31,
are based in accordance with U.S. GAAP	2007	2006	2005
Basic	29,998,133	29,602,360	28,832,263
Effect of dilutive options	-	-	-
Diluted	29,998,133	29,602,360	28,832,263
Net income/(loss) per share in accordance with U.S. GAAP
Basic	(0.64)	(1.52)	(2.15)
Diluted	(0.64)	(1.52)	(2.15)

(1) Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(q) in the consolidated financial statements.

(2) Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness. The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company included hedges which are unsettled at period end in current liabilities based on a mark to market calculation. Under SFAS No. 133 the mark to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed.

Effective January 1, 2007, CICA 3865 – Hedges came into effect as explained under Note 2(d). This revision brings Canadian accounting treatment of hedges in line with the U.S. GAAP treatment and the Company has followed the transition provisions as per guidance under the new standard to reclassify the mark to market amount for the unsettled hedges from current liabilities to other comprehensive income. Details of hedge accounting are disclosed in notes 2(o) and note 7 in the consolidated financial statements of the Company for the year ended December 31, 2007.

InterOil Annual Report 105

(3) Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was a reduction to the future tax asset of $3,403,154 (2006 - $259,957, 2005 – $11,059) for the year ended December 31, 2007 due to a decrease in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded.

(4) Indirect participation interest

As disclosed in note 20 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity. Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for ‘derivatives that serve as impediments to sales accounting’.

(5) Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in points 1 to 3 above.

(6) Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under APB 21.

(7) Preference shares:

As disclosed in Note 23, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under ‘Fundamental change’ section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASR 268.

In addition to the above, the 5% dividend paid for the year amounting to $84,247 has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

(8) Investment in LNG Project/Deferred gain on contributions to LNG Project:

As disclosed in Note 14, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil. Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under APB 18, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under SAB Topic 5H wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

106 InterOil Annual Report

InterOil will account for the joint venture using equity accounted method. In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP. The statement of operations incorporates results for the year ended December 31, 2007. PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction Consolidated Balance Sheet	Canadian GAAP	GAAP Adjustments	US GAAP
Cash and cash equivalents	3,709,736	(3,709,736)	-
Cash restricted	85,566	(85,566)	-
Other assets	26,532	(26,532)	-
Prepaid expenses	26,534	(26,534)	-
Current assets	3,848,368	(3,848,368)	-

Investment in PNG LNG Inc.	-	5,848,612	5,848,612
Plant and equipment	2,747,355	(2,747,355)	-
Total assets	6,595,723	(747,111)	5,848,612

Accounts payable and accrued liabilities	762,033	(748,110)	13,923
Intercompany payables	3,127,116	-	3,127,116
Current liabilities	3,889,149	(748,110)	3,141,039

Deferred gain on contributions to LNG project	9,096,537	(9,096,537)	-
Total liabilities	9,096,537	(9,096,537)	-

Share capital	1	-	1
Accumulated deficit	(6,389,964)	9,097,536	2,707,572
Shareholders' Equity	(6,389,963)	9,097,536	2,707,573
Total liabilities and Shareholders' equity	6,595,723	(747,111)	5,848,612

Midstream - liquefaction Consolidated Statement of Operation	Canadian GAAP	GAAP Adjustments	US GAAP
Interest income	41,215	(34,102)	7,113
Total revenues	41,215	(34,102)	7,113

Office and Administrative expenses	3,042,521	(1,459,583)	1,582,938
Depreciation	15,431	(15,431)	-
Professional fees	2,646,411	(2,060,962)	585,449
Exchange (Gain) loss	19,954	(21,313)	(1,359)
Gain on equity accounted investment	-	(5,561,684)	(5,561,684)
Income taxes	12,665	(12,665)	-
Total expenses	5,736,982	(9,131,638)	(3,394,656)

Net gain/(loss)	(5,695,767)	9,097,536	3,401,769

107 InterOil Annual Report

Recent Accounting Pronouncements

Fair value measurements

In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company does not expect that the application of FAS 157 will have a material impact on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect that the application of FAS 159 will have a material impact on the financial statements.

Business combinations

In December 2007, the FASB issued FAS 141 (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination subsequent to adoption of this standard.

Non-controlling interests in consolidated financial statements

The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This will have no impact unless the Company undertakes a business combination involving a non-controlling interest subsequent to adoption of this standard.

108 InterOil Annual Report

Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products.

BP BP Singapore Pte Limited.

Condensate A component of natural gas which is a liquid at surface conditions.

Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.

Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.

FEED Front end engineering and design.

Feedstock Raw material used in a processing plant.

FID Final investment decision

GAAP Generally accepted accounting principles.

Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

ICCC Independent Consumer and Competition Commission in Papua New Guinea.

IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.

IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

IPWI Indirect Participation Working Interest.

LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

InterOil Annual Report 109

LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.

LSWR Low sulfur waxy residual fuel oil.

Mark-to-market Used to evaluate futures/option positions using current market prices to determine profit/loss. The profit/ loss can then be paid, collected or simply tracked daily.

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.

PGK Currency of Papua New Guinea.

PDL Petroleum Development License. The right given by the Independent State of Papua New Guinea to develop a field in readiness for commercial production.

PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.

PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.

Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.

Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.

Mcf: standard abbreviation for 1,000 cubic feet.

Tcf: trillion cubic feet.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mscf	cubic meters	28.317
cubic meters	cubic feet	35.315
bbls	cubic meters	0.159
cubic meters	Bbls	6.289
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

110 InterOil Annual Report

InterOil Annual Report 111

DIRECTORS

Phil E. Mulacek (4)
Christian M. Vinson (5)
Gaylen .J Byker (1,2,3)
Roger N Grundy
Donald R. Hanson (1,2,3)
Edward N. Speal (1,2,3)

(1) Member of Audit Committee
(2) Member of Nominating and Corporate Governance Committee
(3) Member of Compensation Committee
(4) Chairman and Director
(5) Executive Vice President

EXECUTIVE OFFICERS

Phil E Mulacek –
Chairman and Chief Executive Officer

Christian M Vinson –
Vice President of Corporate
Development and Government Affairs,
Director

William J Jasper III –
President & Chief Operating Officer

Anthony Poon –
General Manager Supply & Trading

Collin F Visaggio –
Chief Financial Officer

Mark Laurie –
General Counsel and Corporate
Secretary

STOCK EXCHANGES

Canada
Toronto Stock Exchange
3rd Floor, 130 King Street W
Toronto ON M5X 1J2
Telephone 1 416 947 4670
www.tsx.com
Trading symbol: IOL

United States
American Stock Exchange
86 Trinity Place
New York, NY 10006
Telephone 1 212 306 1000
www.amex.com
Trading symbol: IOC

Papua New Guinea
Port Moresby Stock Exchange
Limited Defens Haus, 4th Floor
Port Moresby, NCD Papua New
Guinea
Telephone 675 320 1980
www.pomsox.com.pg
Trading symbol: IOC

LEGAL

Canada
Bennett Jones LLP
45 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7
Telephone 403 298-3100

Australia and Papua New Guinea
Gadens Lawyers
77 Castlereagh Street
Sydney NSW 2000 Australia
Telephone 61 2 9931 4999

United States
Haynes and Boone, LLP
Attorneys and Counselors
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
Telephone 1 214 651 5000

BANKERS

Canada
Canadian Imperial Bank of Commerce
Commerce Court
Toronto ON M5L 1A2 Canada
Telephone 1 416 980 2211

United States
Wells Fargo Bank TX N.A.
1500 Broadway
Lubbock TX 79401 USA
Telephone 1 806 767 7418

Papua New Guinea
Australian and New Zealand Bank
Defens Haus, 3rd Floor
Port Moresby NCD Papua New Guinea
Telephone 675 322 3333
112 InterOil Annual Report

AUDITORS
Pricewaterhouse Coopers
2 Southbank Boulevard
Southbank, VIC 3006
DX 77 Melbourne, Australia
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

TRANSFER AGENT & SHARE REGISTRARS

Main Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Telephone 1 800 564 6253
(toll free North America)
Facsimile 1 800 249 7775
(toll free North America)
E-mail: service@computershare.com

Co-Transfer Agent (USA)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Telephone 1 800 962 4284
(toll free North America)
International 1 514 982 7555

PNG Registrars Limited
(Papua New Guinea)
PO Box 1265,
Port Moresby, NCD
Papua New Guinea,
Telephone 675 321 6377
Facsimile 675 321 6379
E-mail: ssimon@online.net.pg.

OPERATIONAL OFFICE LOCATIONS

Cairns
Level 1, 60-92 Cook Street
Portsmith, QLD 4870 Australia
Telephone 61 7 4046 4600
Facsimile 61 7 4031 4565

Houston
25025 I-45 North, Suite 420
The Woodlands, TX 77380 USA
Telephone 1 281 292 1800
Facsimile 1 281 292 0888

Port Moresby
Defens Haus, 6th Floor
Corner Champion Parade and
Hunter Street
Port Moresby, NCD Papua
New Guinea
Telephone 675 303 5100
Facsimile 675 303 5188

REGISTERED OFFICE LOCATION

Canada
c/o Lackowicz, Shier & Hoffman
Suite 300, 204 Black Street
Whitehouse, Yukon
Y1A 2M9
Telephone 1 867 668 5252

WEB
www.interoil.com

INVESTOR RELATIONS OFFICE

Anesti Dermedgoglou
V.P. Investor & Public Relations
investor.relations@interoil.com
Telephone 61 7 4046 4600

InterOil Annual Report 113